Exhibit 10.1

PARAMETRIC TECHNOLOGY CORPORATION

AND

PTC NS ULC

AND

MKS INC.

ARRANGEMENT AGREEMENT

April 6, 2011

Form 8-K Exhibit Notice:

This Agreement is included as an exhibit to the Form 8-K to provide information regarding its terms. Except for its status as the contractual document between the parties with respect to the share purchase described herein, it is not intended to provide factual information about the parties. The representations and warranties contained in this Agreement were made only for purposes of this agreement and as of specific dates, were solely for the benefit of the parties hereto, and may be subject to limitations agreed by the contracting parties, including being qualified by disclosures between the parties. These representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. They should be viewed by investors in this context.

Schedule C, Voting Support Agreement is omitted and is filed in its entirety as executed as Exhibit 10.2 to this Form 8-K.

TABLE OF CONTENTS

(continued)

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated April 6, 2011,

BETWEEN:

PARAMETRIC TECHNOLOGY CORPORATION, a corporation existing under the laws of The Commonwealth of Massachusetts (“PTC”)

- and -

PTC NS ULC, an unlimited liability company existing under the laws of Nova Scotia (“Acquireco”)

- and -

MKS INC., a corporation existing under the laws of Ontario (“MKS”)

RECITALS:

A.	PTC wishes to indirectly acquire, through Acquireco, all of the MKS Common Shares.

B.	The Parties intend to carry out the transactions contemplated in this Agreement by way of an arrangement under the provisions of the OBCA.

C.	The MKS Board has determined, after receiving financial and legal advice and following the receipt and review of a unanimous recommendation from the MKS Special Committee, that the Arrangement is fair to MKS Common Shareholders and that it is in the best interests of MKS to enter into this Agreement providing for the Arrangement, and the MKS Board has unanimously resolved to recommend that the MKS Common Shareholders vote their MKS Common Shares in favour of the Arrangement, all subject to the terms and the conditions contained in this Agreement.

D.	PTC has entered into the Voting Support Agreement with the Supporting Common Shareholders, pursuant to which, among other things, such MKS Common Shareholders have agreed, subject to the terms and conditions thereof, to vote the MKS Common Shares held by them in favour of the Arrangement.

THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“1933 Act” means the United States Securities Act of 1933, as amended;

“1934 Act” means the United States Securities Exchange Act of 1934, as amended;

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only MKS and/or one or more of its wholly-owned Subsidiaries, any offer, communication, public announcement, or proposal, expression of interest or inquiry (conditional or unconditional) from any Person or group of Persons, whether or not in writing and whether or not delivered to the shareholders of MKS, after the date hereof relating to: (a) any acquisition or purchase, direct or indirect, through one or more related transactions, of: (i) the assets of MKS and/or one or more of the MKS Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of MKS and the MKS Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of MKS and the MKS Subsidiaries, taken as a whole, or (ii) 20% or more of any voting or equity securities of MKS or any one or more of the MKS Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of MKS and the MKS Subsidiaries, taken as a whole; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of MKS; or (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving MKS and/or any MKS Subsidiary whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, as applicable, of MKS and the MKS Subsidiaries, taken as a whole;

“affiliate” has the meaning ascribed thereto in the National Instrument 45-106 – Prospectus and Registration Exemptions;

“Aggregate Consideration Amount” means that cash amount equal to the product of $26.20 multiplied by the number of MKS Common Shares that are issued and outstanding immediately prior to the Effective Time;

“Agreement” means this arrangement agreement, including all schedules annexed hereto, together with the MKS Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Application Software” has the meaning ascribed thereto in Subsection 3.1(m)(iv);

“Arrangement” means the arrangement involving, among others, PTC, Acquireco and MKS under Section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.4 hereof or Section 6.1 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution of the MKS Common Shareholders approving the Plan of Arrangement which is to be considered at the MKS Meeting and shall be substantially in the form and content of Schedule “B” hereto, and any amendments or variations thereto made in accordance with the provisions of this Agreement or made at the direction of the Court in the Interim Order;

“Articles of Arrangement” means the articles of arrangement of MKS to be filed with the Director in compliance with the OBCA in connection with the Arrangement after the Final Order is made, which shall be in form and content satisfactory to MKS and PTC, each acting reasonably;

“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, in each case having the force of Law, and includes any Environmental Permit;

“Available Cash” has the meaning ascribed thereto in Subsection 4.1(e);

“Bundeskartellamt” means the German Federal Cartel Office appointed under the German Competition Act;

“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Boston, Massachusetts;

“Computer Systems” means all computer hardware, peripheral equipment, software and firmware, technology infrastructure and other computer systems and services that are used by MKS to receive, store, process or transmit data;

“Confidentiality Agreement” means the confidentiality agreement dated November 29, 2010, as amended on March 7, 2011, between MKS and PTC;

“Confirmation Commitment Letter” has the meaning ascribed thereto in Subsection 4.1(e);

“Consideration” means the cash consideration to be received by the MKS Common Shareholders pursuant to the Plan of Arrangement as consideration for each MKS Common Share outstanding immediately prior to the Effective Time, consisting of $26.20 cash per MKS Common Share;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, joint venture, partnership or other right or obligation (written or oral) to which MKS or any MKS Subsidiary is a party or by which MKS or any MKS Subsidiary is bound or to which any of their respective properties or assets is subject;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Credit Facilities” has the meaning ascribed thereto in Subsection 4.1(e);

“Currency Exchange Rate” means the daily noon rate of exchange on the Effective Date for United States dollars expressed in Canadian dollars as reported by the Bank of Canada or, in the event such daily noon rate of exchange is not available, such rate of exchange on such date for United States dollars expressed in Canadian dollars as may be deemed by PTC to be appropriate for such purpose;

“Debt Financing” has the meaning ascribed thereto in Subsection 4.1(e);

“Depositary” means any trust company, bank or financial institution agreed to in writing among the Parties for the purpose of, among other things, distributing the Consideration to MKS Common Shareholders and such amount of cash to holders of MKS Options and MKS RSUs as they are entitled to under the Arrangement, each in accordance with the Plan of Arrangement;

“Director” means the Director appointed under Section 278 of the OBCA acting under the OBCA;

“Dissent Rights” means the rights of dissent granted to registered MKS Common Shareholders in respect of the Arrangement described in Article 4 of the Plan of Arrangement;

“Effective Date” means the date the Arrangement becomes effective under the OBCA;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Environmental Laws” means all Laws imposing obligations, responsibilities, liabilities or standards of conduct for or relating to: (a) the regulation or control of pollution, contamination, activities, materials, substances or wastes in connection with or for the protection of human health or safety, the environment or natural resources (including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic species and vegetation); or (b) the use, generation, disposal, Release, threatened Release, treatment, processing, recycling, handling, transport, distribution, destruction, transfer, import, export or sale of or exposure to Hazardous Substances;

“Environmental Permits” means all Permits or program participation requirements with or from any Governmental Entity under any Environmental Laws;

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended;

“ERISA Affiliate” means (i) any corporation included with MKS in a controlled group of corporations within the meaning of Section 414(b) of the IRC; (ii) any trade or business (whether or not incorporated) that is under common control with

MKS within the meaning of Section 414(c) of the IRC; (iii) any member of an affiliated service group of which MKS is a member within the meaning of Section 414(m) of the IRC; or (iv) any other person or entity treated as aggregated with MKS under Section 414(o) of the IRC;

“Exchange Ratio” has the meaning ascribed thereto in the Plan of Arrangement;

“Excluded MKS Subsidiaries” means, collectively, Mortice Kern Systems International SRL and MKS Software ApS;

“Final Order” means the final order of the Court pursuant to Section 182(5)(f) of the OBCA, in a form acceptable to MKS and PTC, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both MKS and PTC, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, the final order of the Court on appeal approving the Arrangement or affirming or amending the order of the Court approving the Arrangement in a form acceptable to MKS and PTC each acting reasonably;

“GAAP” means accounting principles generally accepted in Canada applicable to public companies at the relevant time;

“German Competition Act” means The Act Against Restraints of Competition of July 27, 1957 (Gesetz gegen Wettbewerbsbeschränkungen), as amended from time to time;

“German Competition Act Approval” means, in each case in respect of the Arrangement, that (a) the Bundeskartellamt shall have provided clearance, or (b) the applicable waiting period under the German Competition Act shall have expired;

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, agency or entity, domestic or foreign; (b) any stock exchange, including the TSX and NASDAQ; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, in each case exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including hydrogen sulphide, arsenic, cadmium, copper, lead or lead-containing materials, mercury, petroleum, radioactive materials, polychlorinated biphenyls, asbestos, pesticides, mould and urea-formaldehyde insulation, and any other material, substance, pollutant or contaminant regulated or defined pursuant to, or that could result in liability under, any Environmental Law;

“IFRS” means International Financial Reporting Standards;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Intellectual Property Rights” means: (a) all Canadian, United States, international and foreign patents and applications therefor and all reissues, divisions, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and all patents, applications, documents and filings claiming priority to or serving as a basis for priority thereof (“Patents”); (b) all inventions (whether or not patentable), invention disclosures, improvements, trade secrets, proprietary information, business methods, technical data and know how; (c) all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto throughout the world (“Copyrights”); (d) all industrial designs and any registrations and applications therefor throughout the world; (e) all trade names, service names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world (“Trademarks”); (f) all moral rights of authors, however denominated, throughout the world; (g) all Web addresses, domain names and numbers, uniform resource locators and other names and locators associated with the Internet (“Domain Names”); and (h) any similar or equivalent rights to any of the foregoing anywhere in the world;

“Interim Order” means the interim order of the Court contemplated by Section 2.2 of this Agreement and made pursuant to Section 182(5) of the OBCA, in a form acceptable to MKS and PTC, each acting reasonably, providing for, among other things, the calling and holding of the MKS Meeting, as the same may be amended by the Court with the consent of MKS and PTC, each acting reasonably;

“IRC” means the United States Internal Revenue Code of 1986, as amended;

“IRS” means the Internal Revenue Service of the United States;

“Law” or “Laws” means all laws (including statutory or common law or other law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any Permit of or from any Governmental Entity in each case having the force of law and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, or encumbrances of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Mailing Deadline” means April 26, 2011 or such later date as may be agreed to in writing by the Parties or adjusted in accordance with Subsection 2.4(b);

“Malware” has the meaning ascribed thereto in Subsection 3.1(l)(x);

“Material Contracts” means any Contract: (a) that if terminated or modified or if it ceased to be in effect, would have a MKS Material Adverse Effect; (b) under which MKS or any MKS Subsidiary has directly or indirectly guaranteed any liabilities or obligations of a third party (other than endorsements for collection or the liabilities or obligations of a MKS Subsidiary in the ordinary course of business); (c) relating to indebtedness for borrowed money, whether incurred, assumed, committed, guaranteed or secured by any asset; (d) providing for the establishment, investment in, organization or formation of any joint ventures or general or limited partnerships; (e) under which MKS or any MKS Subsidiary is obligated to make payments in excess of $250,000 or expects to receive payments in excess of $500,000 over the remaining term of the Contract; (f) that limits or restricts MKS or any MKS Subsidiary in any material respect from engaging in any line of business or from carrying on business in any geographic area or that creates an exclusive dealing arrangement or right of first offer or refusal in respect of any asset or Intellectual Property Right of MKS or any MKS Subsidiary; (g) that is a collective bargaining agreement, a labour union contract or any other memorandum of understanding or other agreement with a union representing the employees of MKS or any MKS Subsidiary; (h) with a Governmental Entity; (i) that is listed in Schedule 3.1(n)(iii) to the MKS Disclosure Letter; (j) that contains any Most Favoured Customer Provision which would entitle a customer to a refund or price adjustment of $1,000,000 or more; (k) that provides for an unlimited number of licenses to any MKS Owned IP for a non-renewable period not exceeding 12 months; (l) that provides for ownership by any third party of Intellectual Property Rights created or developed by or on behalf of MKS or any MKS Subsidiary; (m) that provides for an exclusive license to any MKS Owned IP; (n) that commits MKS or any MKS Subsidiary to develop or deliver future features or functionality of the Software Products other than in the performance of maintenance or support obligations thereunder; or (o) that requires the consent of the other party to the Contract to a change in the voting control (in one or more transactions and in any form of transaction) of MKS, where the failure to obtain such consent would result in a MKS Material Adverse Effect;

“material change” has the meaning ascribed thereto in the Securities Act;

“Meeting Deadline” means June 6, 2011 or such later date as may be agreed to in writing by the Parties or adjusted pursuant to Subsection 2.4(b);

“MI 61-101” means Multilateral Instrument 61-101 – “Protection of Minority Security Holders in Special Transactions”;

“misrepresentation” has the meaning ascribed thereto in the Securities Act;

“MKS 1995 Stock Option Plan” means the MKS Inc. Second Amended and Restated 1995 Stock Option Plan instituted on December 18, 1995, as amended and restated on September 25, 2007;

“MKS 2000 Stock Option Plan” means the MKS Inc. Third Amended and Restated 2000 Stock Option Plan instituted on July 31, 2000, as amended and restated on June 1, 2009;

“MKS Benefit Plans” means any pension or retirement income plans or other employee compensation or benefit plans (but excluding the payment of regular salary and wages), agreements, policies, programs, arrangements or practices, whether written or oral, funded or unfunded, insured or uninsured, registered or unregistered, including any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), which are maintained by or binding upon MKS or any MKS Subsidiary (including any ERISA Affiliate) or for which MKS or any MKS Subsidiary (or ERISA Affiliate) has or is expected to have any liability or contingent liability, or pursuant to which payments are being made, or benefits are being provided to, or an entitlement to payments or benefits exists with respect to, any of the employees or former employees, directors, officers, or independent contractors of MKS or any MKS Subsidiary (or ERISA Affiliate);

“MKS Board” means the board of directors of MKS as the same is constituted from time to time;

“MKS Cash” means the consolidated cash of MKS as at February 28, 2011;

“MKS Change in Recommendation” means (a) any withdrawal, modification or qualification (or a public proposal to withdraw, modify or qualify) in any manner adverse to PTC and/or the consummation of the Arrangement, the recommendation of the MKS Board or any committee thereof, that the MKS Common Shareholders vote in favour of the Arrangement Resolution, or (b) any approval, acceptance or recommendation by the MKS Board of, or public proposal by the MKS Board to approve, accept or recommend, or publicly taking a neutral position with respect to, any Acquisition Proposal other than the Arrangement (provided that publicly taking a neutral position or no position with respect to an Acquisition Proposal until the fifth business day after receipt of an Acquisition Proposal shall not and shall be deemed not to be a MKS Change in Recommendation);

“MKS Circular” means the notice of the MKS Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the MKS Common Shareholders in connection with the MKS Meeting, as amended, supplemented or otherwise modified from time to time;

“MKS Common Shareholder Approval” has the meaning ascribed thereto in Subsection 2.2(c);

“MKS Common Shareholders” means the registered and beneficial holders of the MKS Common Shares;

“MKS Common Shares” means the common shares in the authorized capital of MKS;

“MKS Data Room Information” means the information included in the electronic data room established and maintained by MKS at https://services.intralinks.com, access to which has been provided to PTC, as at the second day immediately preceding the date of this Agreement, a copy of the index of which is attached to the MKS Disclosure Letter;

“MKS Disclosure Letter” means the disclosure letter executed by MKS and delivered to PTC immediately prior to the execution of this Agreement;

“MKS Employee Confidentiality/IP Agreement” means the current form of confidentiality and invention assignment agreement for employees of MKS, a copy of which has been made available to PTC;

“MKS Employee Share Purchase Plan” means the MKS Inc. Amended and Restated Employee Share Purchase Plan instituted as of September 25, 2007;

“MKS Expense Payment” has the meaning ascribed thereto in Subsection 8.3(b);

“MKS In-Licenses” has the meaning ascribed thereto in Subsection 3.1(l)(i)(B);

“MKS IP” means all Intellectual Property Rights that are used or held for use by MKS or any of the MKS Subsidiaries;

“MKS Leased Personal Property” has the meaning ascribed thereto in Subsection 3.1(k);

“MKS Leased Real Property” has the meaning ascribed thereto in Subsection 3.1(j)(ii);

“MKS Licensed Intellectual Property Rights” has the meaning ascribed thereto in Subsection 3.1(l)(i)(B);

“MKS Licenses” has the meaning ascribed thereto in Subsection 3.1(l)(i)(C);

“MKS Material Adverse Effect” means any one or more changes, effects, events, occurrences or states of fact, either individually or in the aggregate, that (i) is, or would reasonably be expected to be, material and adverse to the properties and other assets, liabilities, business, operations, results of operations, capital, property, obligations (whether absolute, accrued, conditional or otherwise) or financial condition of MKS and the MKS Subsidiaries taken as a whole, or (ii) will, or would reasonably be expected to, prevent or materially impair the ability of the Parties to consummate the transactions contemplated hereby before 11:59 p.m. (Toronto time) on the Outside Date, in each case other than any change, effect, event, occurrence or state of fact relating to or arising in connection with:

(a) any change, development, occurrence or event affecting the software industry in general, to the extent that it does not disproportionately affect MKS and the MKS Subsidiaries, taken as a whole, in relation to other companies in the software industry, (b) the economy in general, or financial, currency or capital markets in general, in Canada, the United States, the United Kingdom, Germany, Japan or Singapore or elsewhere in the world, to the extent that, other than in the case of Japan, they do not disproportionately affect MKS and the MKS Subsidiaries, taken as a whole, in relation to other companies in the industry in which MKS primarily operates, and in the case of Japan, they do not disproportionately affect MKS and the MKS Subsidiaries, taken as a whole, in relation to other companies operating in Japan, (c) changes in Law (including any change in the interpretation or enforcement thereof) or in GAAP or in accounting standards including the impact thereof on financial statements as at or for a period ending on a date prior to or after the date of this Agreement, (d) a change in the market price or trading volume of the MKS Common Shares, provided that, without limiting the applicability of paragraphs (a) through (c) and (e) through (i), the causes underlying such failure may be taken into account in determining whether a “MKS Material Adverse Effect” has occurred, (e) the announcement or pendency of this Agreement or the anticipated consummation of the Arrangement, or the completion of the transactions contemplated by this Agreement, including the impact thereof on relationships (contractual or otherwise) with employees, customers, suppliers, distributors or partners, or the taking of any action or omission of any action that is required pursuant to this Agreement or undertaken pursuant to the written request of another Party, (f) any act of war, sabotage or terrorism, or any escalation or worsening of any such act of war, sabotage or terrorism threatened or underway as of the date of this Agreement to the extent that it does not disproportionately affect MKS and the MKS Subsidiaries, taken as a whole, in relation to other companies in the industry in which MKS primarily operates, (g) any natural disaster, including earthquakes, hurricanes, tornados, tsunamis or any nuclear accident to the extent that it does not disproportionately affect MKS and the MKS Subsidiaries, taken as a whole, in relation to other companies in the industry in which MKS primarily operates, or (h) the earthquake, tsunami or nuclear incidents occurring in Japan in 2011, or (i) the failure to meet internal projections or publicly announced revenue or earnings projections or any estimates of analysts, provided that in each case, without limiting the applicability of paragraphs (a) through (h), the causes underlying such failure may be taken into account in determining whether a “MKS Material Adverse Effect” has occurred; provided, however, that references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a “MKS Material Adverse Effect” has occurred;

“MKS Meeting” means the special meeting of MKS Common Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the MKS Circular (as agreed to with the prior written consent of PTC, such consent not to be unreasonably withheld or delayed);

“MKS Leased Personal Property” has the meaning ascribed thereto in Section 3.1(k);

“MKS Options” means the outstanding options to purchase MKS Common Shares granted under the MKS Stock Option Plans or listed in Schedule 3.1(g)(ii) of the MKS Disclosure Letter;

“MKS Out-Licenses” has the meaning ascribed thereto in Subsection 3.1(l)(i)(C);

“MKS Owned IP” means all Intellectual Property Rights owned by or filed in the name of MKS or any of the MKS Subsidiaries;

“MKS Owned Personal Property” has the meaning ascribed thereto in Subsection 3.1(k);

“MKS Preferred Shares” means the Preferred Shares, Series A in the authorized share capital of MKS;

“MKS Public Documents” means all forms, reports, schedules, statements and other documents filed by MKS since May 1, 2008 with all applicable Governmental Entities pursuant to applicable Securities Laws;

“MKS RSU” means each outstanding restricted share unit granted under the MKS RSU Plan;

“MKS RSU Plan” means the MKS Inc. Restricted Share Unit Plan instituted on September 16, 2010;

“MKS Shareholder Rights Plan” means the Shareholder Rights Plan Agreement dated June 23, 2008 between MKS and CIBC Mellon Trust Company, as rights agent, as approved by the MKS Common Shareholders on August 28, 2008, as amended from time to time;

“MKS Shares” means, collectively, the MKS Common Shares and the MKS Preferred Shares;

“MKS Source Code” means all source code that is part of the MKS Owned IP;

“MKS Special Committee” means the special committee of the MKS Board formed for the purpose of reviewing various strategic alternatives available to MKS;

“MKS Stock Option Plans” means the MKS 1995 Stock Option Plan and the MKS 2000 Stock Option Plan;

“MKS Subsidiary” means each of the Subsidiaries of MKS other than the Excluded MKS Subsidiaries;

“MKS Termination Payment” has the meaning ascribed thereto in Subsection 8.3(b);

“MKS Termination Payment Event” has the meaning ascribed thereto in Subsection 8.3(c);

“MKS Transfer Agent” means CIBC Mellon Trust Company, in its capacity as registrar and transfer agent for the MKS Common Shares;

“Most Favoured Customer Provision” means a provision in a Contract that would customarily be referred to as a “most favoured customer,” “most favoured nation,” or “most favoured pricing” provision, including any provision wherein MKS or any MKS Subsidiary: (a) warrants that MKS or any MKS Subsidiary is not selling or licensing (or has not sold or licensed) products and/or services to any other customer or group of customers at prices or on other terms better than the pricing or terms being offered to the customer under such Contract, or (b) covenants that, if MKS or a MKS Subsidiary enters into a Contract with any other customer providing such other customer with more favourable pricing or other terms than the terms under such Contract, the pricing or other terms under such Contract will be made equivalent to or more favourable than such other customer’s more favourable Contract;

“NASDAQ” means The NASDAQ Stock Market;

“OBCA” means the Business Corporations Act (Ontario) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Obligations” has the meaning ascribed thereto in Subsection 2.14(a);

“Open Source Materials” means all software that is distributed as “free software”, “open source software” or under a similar licensing or distribution model, including, but not limited to, the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), the Artistic License (e.g., PERL), the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), or any other license described by the Open Source Initiative as set forth on www.opensource.org;

“ordinary course of business”, or any similar reference, means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day business and operations of such Person;

“Outside Date” means July 6, 2011, or such later date as may be agreed to in writing by the Parties;

“Parties” means MKS, PTC and Acquireco, and “Party” means any one of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, agreement, classification, restriction, registration or other Authorization of, from or required by any Governmental Entity;

“Permitted Encumbrances” means: (a) the reservations, limitations, provisos and conditions expressed in any original grant from the Crown and any statutory exceptions to title; (b) inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, warehousemen, carriers and others arising in the ordinary course of business in respect of the construction, maintenance, repair, or operation or storage of real or immovable, or personal or movable property; (c) easements, servitudes, restrictions, restrictive covenants, party wall agreements, rights of way, licenses, permits and other similar rights in real or immovable property (including easements, servitudes, rights of way and agreements for sewers, drains, gas and water mains or electric light and power or telephone, telecommunications or cable conduits, poles, wires and cables) that in each case do not materially impact the use of such property as it is being used at the date hereof; (d) Liens for Taxes, rates, assessments or governmental charges or levies which relate to obligations not yet due and delinquent or that are being contested in good faith by appropriate proceedings; (e) zoning and building by-laws and ordinances, regulations made by public authorities and other restrictions affecting or controlling the use, marketability or development of real or immovable property that in each case do not materially impact the use of such property as it is being used at the date hereof; (f) agreements with any municipal, provincial or federal governments or authorities and any public utilities or private suppliers of services, including subdivision agreements, development agreements, site control agreements, engineering, grading or landscaping agreements and similar agreements that in each case do not materially impact the use of such property as it is being used at the date hereof; and (g) such other imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement of MKS, substantially in the form of Schedule “A” hereto, and any amendments or variations thereto made in accordance with Section 8.4 hereof or Section 6.1 of the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of MKS and PTC, each acting reasonably;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Subsection 5.5(a);

“Proposed Agreement” has the meaning ascribed thereto in Subsection 7.1(e)(I);

“PTC Shares” means the shares of common stock, par value US$0.01 per share, of PTC;

“Registered Intellectual Property” means all the following Intellectual Property Rights owned or purported to be owned by MKS and any of the MKS Subsidiaries: (i) patents, including continuations, divisionals, continuations-in-part, or reissues of patent applications and patents issuing thereon, (ii) registered trademarks, service marks, trade names, service names, brand names, trade dress rights, and logos, (iii) all registrations for Internet domain names, (iv) registered copyrights, and (v) all applications for registration of the foregoing.

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits, clearances, declarations, filings and other approvals (including the waiver, expiry or lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses or expires following the giving of notice without an objection being made) of Governmental Entities required to consummate the Arrangement, including German Competition Act Approval;

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property;

“Replacement Option” has the meaning ascribed thereto in Subsection 2.9(c);

“Restricted Period” means a due diligence review period not to exceed five business days from the date MKS first provides a Person (or any affiliate thereof or person acting jointly or in concert (as defined in the Securities Act) with such Person, or any employee, officer, director, agent or representative of such Person, affiliate or joint actor) making its first Acquisition Proposal, with any access to any information regarding MKS or any MKS Subsidiaries in accordance with Subsection 7.1(d);

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Laws” means the Securities Act, together with all other applicable provincial and territorial securities Laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time and applicable U.S. Securities Laws;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Software Products” means all software applications or solutions that MKS or any of the MKS Subsidiaries currently markets, sells, licenses or supports (regardless whether provided as a hosted or licensed solution);

“Subsidiary” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus and Registration Exemptions;

“Superior Proposal” means an unsolicited bona fide Acquisition Proposal made by a third party to MKS or its shareholders in writing after the date hereof: (i) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, all of the MKS Common Shares or all or substantially all of the assets of MKS and any of the MKS Subsidiaries; (ii) in respect of which the MKS Board determines in its good faith judgment (after consultation with its external legal counsel and financial advisors) is reasonably capable of completion without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal; (iii) that is not subject to a due diligence and/or access condition; (iv) that did not result from a breach of Section 7.1 by MKS or its representatives; (v) is made available to all MKS Common Shareholders, as the case may be, on the same terms and conditions; (vi) in respect of which the MKS Board determines in its good faith judgment (after consultation with its external legal counsel and financial advisors) (A) is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available or is reasonably likely to be obtained; (B) that failure to recommend such Acquisition Proposal to its shareholders would be inconsistent with its fiduciary duties under applicable Law; and (C) would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to its shareholders from a financial point of view than the Arrangement (after giving effect to any changes to the terms and conditions of the Arrangement proposed by PTC in response to such Acquisition Proposal pursuant to Subsection 7.1(e));

“Supporting Common Shareholders” means the holders of MKS Common Shares who have executed and delivered the Voting Support Agreement and who together hold 2,541,134 MKS Common Shares, 555,657 MKS Options and 16,954 MKS RSUs;

“Tangible Personal Property” means all machinery, equipment, tools, furniture, office equipment, computer hardware, supplies, spare parts, vehicles and other items of tangible personal property of every kind owned or leased by MKS or a MKS Subsidiary or used in their respective businesses (wherever located and whether or not carried on the books of MKS or a MKS Subsidiary), together with (i) all replacements thereof, additions and alterations thereto, and substitutions therefor, made between the date hereof and the Effective Time and (ii) any express or implied warranty by the manufacturers or sellers or lessors of any item or component part thereof and all maintenance records and other documents relating thereto;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and pension plan premiums or contributions imposed by any Governmental Entity, and any transferee liability in respect of any of the foregoing;

“Tax Returns” includes all returns, reports, declarations, elections, designations, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required by a Governmental Entity to be made, prepared or filed by Law in respect of Taxes;

“Transaction Personal Information” has the meaning ascribed thereto in Section 9.1;

“TSX” means the Toronto Stock Exchange;

“Unvested MKS Option” means each MKS Option which, pursuant to its terms and the terms of the MKS Stock Option Plan pursuant to which such MKS Option was granted, has not vested at the date of this Agreement and will not vest prior to the Effective Time;

“U.S. Securities Laws” means the 1933 Act, the 1934 Act and the rules and regulations thereunder and any applicable state blue sky laws;

“Vested MKS Option” means each MKS Option which, pursuant to its terms and the terms of the MKS Stock Option Plan pursuant to which such MKS Option was granted, has vested at the date of this Agreement or will vest before the Effective Time; and

“Voting Support Agreement” means the voting support agreement substantially in the form attached as Schedule “C” hereto dated the date hereof (including all amendments thereto) between PTC, Acquireco and the Supporting Common Shareholders setting forth the terms and conditions upon which the Supporting Common Shareholders have agreed, among other things, and subject to the terms thereof, to vote their MKS Common Shares in favour of the Arrangement Resolution.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of MKS shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of MKS required to be made shall be made in a manner consistent with GAAP consistently applied.

1.7	Knowledge

(a)	In this Agreement, references to “the knowledge of MKS” means the actual knowledge, in their capacity as officers of MKS and not in their personal capacity, of Philip Deck, Michael Harris, Doug Sawatzky, Larry Wasylishyn, Andrew Wertkin, Megan Hall, John Cull, David Jones, and Charlie Janes after making reasonable enquiries regarding the relevant matter, as applicable, with Thomas Bosanko, Thomas Hornek, Robert Mackin and Arnold Ozols.

(b)	In this Agreement, references to “the knowledge of PTC” means the actual knowledge, in their capacity as officers of PTC and not in their personal capacity, of James Heppelmann, Iain Michel, Martha Durcan, Jeffrey Glidden and Aaron von Staats.

1.8	Disclosure Letter

The inclusion of any item in the MKS Disclosure Letter shall not be construed as an admission by MKS of the materiality of such item.

1.9	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A    -    Plan of Arrangement

Schedule B    -    Arrangement Resolution

Schedule C    -    Voting Support Agreement

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement

MKS and PTC agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2	Interim Order

As soon as reasonably practicable following the execution of this Agreement, and in any event in sufficient time to hold the MKS Meeting in accordance with Section 2.3, MKS shall apply to the Court in a manner acceptable to PTC, acting reasonably, pursuant to Section 182 of the OBCA and, in cooperation with PTC, prepare, file and diligently pursue an application for the Interim Order, the terms of which are reasonably acceptable to PTC, which shall provide, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the MKS Meeting and for the manner in which such notice is to be provided;

(b)	for confirmation of the record date for the MKS Meeting referred to in Subsection 2.3(a);

(c)

that the requisite approval for the Arrangement Resolution shall be (i) at least 66 2/3% of the votes cast on the Arrangement Resolution by the MKS Common Shareholders present in person or represented by proxy at the MKS Meeting and voting as a single class and (ii) such other approval as is required by MI 61-101 (the “MKS Common Shareholder Approval”);

(d)	that, in all other respects, the terms, conditions and restrictions of the MKS constating documents, including quorum requirements and other matters, shall apply in respect of the MKS Meeting;

(e)	for the grant of Dissent Rights to the MKS Common Shareholders who are registered MKS Common Shareholders;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(g)	that the MKS Meeting may be adjourned or postponed from time to time by the MKS Board subject to the terms of this Agreement without the need for additional approval of the Court.

2.3	MKS Meeting

(a)	Provided that this Agreement has not been terminated in accordance with its terms, MKS agrees to convene and conduct the MKS Meeting in accordance with the Interim Order, MKS’s articles of incorporation, by-laws and applicable Law as soon as reasonably practicable, and in any event on or before the Meeting Deadline. MKS agrees that it shall, in consultation with PTC, fix and publish a record date for the purposes of determining the MKS Common Shareholders entitled to receive notice of and vote at the MKS Meeting in accordance with the Interim Order.

(b)	Subject to Subsection 7.1(k), provided that this Agreement has not been terminated in accordance with its terms, except to the extent required by a Governmental Entity or by applicable Law or as required for quorum purposes or otherwise permitted under this Agreement, MKS shall not adjourn, postpone or cancel (or propose or permit the adjournment postponement or cancellation of) the MKS Meeting without PTC’s prior written consent.

(c)	MKS will instruct the MKS Transfer Agent to advise PTC as PTC may reasonably request, and at least on a daily basis on each of the last 10 business days prior to the date of the MKS Meeting, as to the aggregate tally of the proxies received by MKS in respect of the Arrangement Resolution.

(d)	MKS will consult with PTC in fixing the date of the MKS Meeting and allow PTC’s representatives and legal counsel to attend and speak at the MKS Meeting.

2.4	MKS Circular

(a)

As promptly as reasonably practicable following execution of this Agreement with a targeted date of April 19, 2011, and in any event prior to the close of business on the Mailing Deadline, MKS shall (i) prepare the MKS Circular together with any other documents required by applicable Laws, (ii) file the MKS Circular in all jurisdictions where the same is required to be filed, and (iii) mail the MKS Circular as required under applicable Laws and by the Interim Order. On the date of mailing thereof, the MKS Circular shall comply in all material respects with all applicable Laws and the Interim Order, and shall not contain any misrepresentation (other than a misrepresentation made in reliance on any information in respect of PTC and Acquireco provided to MKS pursuant to Section 2.4(f)), and shall contain sufficient detail to permit the MKS Common

Shareholders to form a reasoned judgement concerning the matters to be placed before them at the MKS Meeting.

(b)	In the event that MKS provides a notice to PTC regarding an Acquisition Proposal pursuant to Subsection 7.1(c) prior to the mailing of the MKS Circular then, if requested by PTC, the Mailing Deadline will be extended until the date that is five business days following the earlier of (i) written notification from MKS to PTC that the MKS Board has determined that the Acquisition Proposal is not, and is not reasonably expected to result in, a Superior Proposal, and (ii) the date on which MKS and PTC enter into an amended agreement pursuant to Subsection 7.1(f) which results in the Acquisition Proposal in question not being a Superior Proposal. In the event that the Mailing Deadline is so extended, the Meeting Deadline and the Outside Date shall be extended by the same number of days as the Mailing Deadline has been extended.

(c)	MKS shall (i) solicit from MKS Common Shareholders proxies in favour of the approval of the Arrangement Resolution, including, if so requested by PTC, using the services of soliciting dealers or proxy solicitation services and permitting PTC to otherwise assist MKS in such solicitation, provided that if there has been a MKS Change in Recommendation, MKS shall not be required to continue to solicit proxies but, unless this Agreement has been terminated in accordance with its terms, shall continue to hold the MKS Meeting in accordance with Section 2.3, (ii) subject to Section 7.1, include in the MKS Circular the unanimous recommendation of the MKS Board that the holders of MKS Common Shares vote their MKS Common Shares in favour of the Arrangement Resolution, and (iii) include in the MKS Circular a statement that each director and executive officer of MKS intends to vote all of such Person’s MKS Common Shares (including any MKS Common Shares issued upon the exercise of any MKS Options or MKS RSUs) in favour of the Arrangement Resolution, subject to the other terms of this Agreement and the Voting Support Agreement.

(d)	MKS shall ensure that the MKS Circular provides notice of, and advises MKS Common Shareholders of their right to attend, the Court hearing of MKS’s application for the Final Order.

(e)	PTC shall promptly provide MKS with all information required with respect to PTC and Acquireco and their respective businesses as is required pursuant to applicable Law to be included in the MKS Circular and such information shall not contain any misrepresentation. PTC and its legal counsel shall be given a reasonable opportunity to review and comment on the MKS Circular prior to the MKS Circular being printed and filed with any Governmental Entity and MKS shall give reasonable consideration to any reasonable comments made by PTC and its legal counsel, provided that all information relating solely to PTC included in the MKS Circular shall be in form and content satisfactory to PTC, acting reasonably. MKS shall provide PTC with final copies of the MKS Circular prior to mailing the MKS Circular to the MKS Common Shareholders.

(f)	Each of PTC and MKS shall promptly notify the other if, at any time before the Effective Time, it becomes aware that the MKS Circular contains a misrepresentation or becomes aware that the MKS Circular otherwise requires an amendment or supplement. In such event, MKS shall provide PTC and its legal counsel with a reasonable opportunity to review and comment on such amendment or supplement to the MKS Circular prior to its mailing as required or appropriate. MKS shall promptly mail or otherwise publicly disseminate any amendment or supplement to the MKS Circular to the MKS Common Shareholders and, if required by the Court or applicable Laws, file the same with any Governmental Entity and as otherwise required.

2.5	Preparation of Filings

PTC and MKS shall co-operate and use their reasonable commercial efforts in good faith to take, or cause to be taken, all reasonable actions, including the preparation of any applications for Regulatory Approvals and other orders, registrations, consents, filings, rulings, exemptions, no-action letters, circulars and approvals required in connection with this Agreement and the Arrangement and the preparation of any required documents, in each case as reasonably necessary to discharge their respective obligations under this Agreement, the Arrangement and the Plan of Arrangement, and to complete any of the transactions contemplated by this Agreement, including their obligations under applicable Laws.

2.6	Final Order

If (a) the Interim Order is obtained; and (b) the Arrangement Resolution is passed at the MKS Meeting by the MKS Common Shareholders as provided for in the Interim Order and as required by applicable Law, subject to the terms of this Agreement, MKS shall diligently pursue and take all steps necessary or desirable to have the hearing before the Court of the application for the Final Order pursuant to Section 182(5)(f) of the OBCA held as soon as reasonably practicable and, in any event, within three business days following the approval of the Arrangement Resolution at the MKS Meeting.

2.7	Court Proceedings

Subject to the terms of this Agreement, PTC will cooperate with and assist MKS in seeking the Interim Order and the Final Order. MKS will provide legal counsel to PTC with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement and will give reasonable consideration to all such comments. Subject to applicable Law, MKS will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.7 or with PTC’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require PTC to agree or consent to any increase in Consideration or other modification or amendment to such filed or served materials that expands or increases PTC’s obligations set forth in any such filed or served materials or under this Agreement or the Plan of Arrangement. MKS shall also provide to PTC’s legal counsel on a timely basis copies of any notice of appearance or other Court documents served on MKS in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by MKS indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. MKS will ensure that all materials filed with the Court in connection with the

Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, MKS will not object to legal counsel to PTC making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that MKS is advised of the nature of any submissions on a timely basis prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. MKS will also oppose any proposal from any party that the Interim Order or Final Order contain any provision inconsistent with this Agreement and, if at any time after the issuance of the Final Order and prior to the Effective Date, MKS is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, PTC.

2.8	Articles of Arrangement and Effective Date

The Articles of Arrangement shall implement the Plan of Arrangement. On the second (2nd) business day after the satisfaction or, where not prohibited, the waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in Article 6, unless another time or date is agreed to in writing by the Parties, the Articles of Arrangement shall be filed by MKS with the Director. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the OBCA. The closing of the Arrangement will take place at the offices of Osler, Hoskin & Harcourt LLP, 100 King Street West, 1 First Canadian Place, Suite 6100, Toronto, Ontario at 8:00 a.m. (Toronto time) on the Effective Date, or at such other time and place as may be agreed to by the Parties.

2.9	Treatment of MKS Options and MKS RSUs

(a)	In accordance with the Plan of Arrangement, at the time specified therein, each unexercised Vested MKS Option, without any further action on behalf of any holder of such Vested MKS Option and without any payment except as provided in the Plan of Arrangement, and subject to (for greater certainty) applicable withholdings in accordance with Section 2.12, shall be transferred by the holder thereof to MKS in consideration for a cash payment by MKS equal to the product obtained by multiplying the number of MKS Shares underlying such Vested MKS Option by the amount by which the Consideration per MKS Share exceeds (i) the exercise price of such Vested MKS Option for Vested MKS Options denominated in Canadian dollars and (ii) the exercise price of such Vested MKS Options multiplied by the Currency Exchange Rate for Vested MKS Options denominated in U.S. dollars. Each unexercised Vested MKS Option issued and outstanding immediately prior to the Effective Time shall thereafter be immediately cancelled.

(b)

In accordance with the Plan of Arrangement, notwithstanding any contingent vesting provisions to which a MKS RSU might otherwise have been subject, and without any further action on behalf of any holder of such MKS RSU and without any payment except as provided in the Plan of Arrangement, at the time specified in the Plan of Arrangement, each outstanding, unvested MKS RSU shall accelerate in accordance with the terms of the MKS RSU Plan and MKS shall, subject to (for greater certainty) applicable withholdings in accordance with Section 2.12, cause the trustee of the trust under the MKS RSU Plan to deliver to each holder of such an outstanding MKS RSU one MKS Common Share from the trust under the MKS RSU Plan in settlement of each such MKS RSU.

(c)	In accordance with the Plan of Arrangement, at the time specified therein, each Unvested MKS Option, without any further action on behalf of any holder of such Unvested MKS Option, shall be exchanged for an option (a “Replacement Option”) to purchase from PTC the number of PTC Shares (rounded down to the nearest whole number of such shares) equal to the product obtained by multiplying (i) the Exchange Ratio by (ii) the number of MKS Shares subject to such Unvested MKS Option immediately prior to the Effective Time, and each holder of such exchanged Unvested MKS Option shall immediately become a holder of a Replacement Option covering the number of PTC Shares to which such holder is entitled as a result of the exchange, and each such exchanged Unvested MKS Option shall be immediately cancelled. Each such Replacement Option shall provide for an exercise price per PTC Share (rounded up to the nearest whole cent) in United States dollars equal to (A) in respect of Unvested MKS Options denominated in Canadian dollars: (i) the quotient obtained by dividing (x) the exercise price per MKS Common Share of such Unvested MKS Option immediately prior to the Effective Time by (y) the Exchange Ratio, divided by (ii) the Currency Exchange Rate; and (B) in respect of Unvested MKS Options denominated in U.S. dollars: the quotient obtained by dividing (x) the exercise price per MKS Common Share of such Unvested MKS Option immediately prior to the Effective Time by (y) the Exchange Ratio, and, except as otherwise set out in the Plan of Arrangement, each Replacement Option shall be governed by the terms and conditions of the applicable MKS Stock Option Plan and any stock option agreement pursuant to which such MKS Option was granted (including, but not limited to, the term to expiry, conditions to and manner of exercising and vesting schedule), with any adjustments deemed to be made thereto as are necessary to ensure consistency with the provisions of the Plan of Arrangement.

Notwithstanding the above provisions of this Subsection 2.9(c),

(i)

with respect to any Unvested MKS Option, if the PTC board of directors determines in good faith that the excess of the aggregate fair market value of the PTC Shares subject to the Replacement Option immediately after the issuance of the Replacement Option over the aggregate option exercise price for such PTC Shares pursuant to the Replacement Option (such excess, referred to as the “Post-Exchange Option Value”) would otherwise exceed the excess of the aggregate fair market value of the MKS Shares subject to such MKS Option immediately before the issuance of the Replacement Option over the aggregate option exercise price for such MKS Shares pursuant to such MKS Option (such excess, referred to as the “Pre-Exchange Option Value”), the previous provisions in this Subsection 2.9(c) shall be modified, but only to the extent necessary and in a manner that does not otherwise adversely affect the holder of the Replacement Option, so that the Post-Exchange Option Value does not exceed the Pre-Exchange Option Value and provided that the Post-

Exchange Option Value will not be less than the Pre-Exchange Option Value; and

(ii)	with respect only to an Unvested MKS Option that is held by a resident of the United States, the exercise price and the number of PTC Shares subject to a Replacement Option shall be determined in a manner consistent with the requirements of Section 409A of the IRC; provided, further, that in the case of any such Unvested MKS Option which was an incentive stock option (as defined in Section 422 of the IRC) immediately prior to the Effective Time, the exercise price, the number of PTC Shares and the terms and conditions of the Replacement Option shall be determined in a manner consistent with the requirements of Section 424(a) of the IRC.

(d)	MKS shall take all necessary actions to provide the holders of MKS Options and MKS RSUs with any applicable notice required by the MKS Stock Option Plans and/or the MKS RSU Plan. As soon as practicable after the Effective Time, PTC shall deliver or cause to be delivered to the holders of Replacement Options appropriate written notice setting forth such holders’ rights pursuant to such Replacement Options, including the number of PTC Shares subject to such Replacement Option, and the exercise price per share of such Replacement Option and all other material terms and conditions of the award.

(e)	Prior to the Effective Time, the MKS Board shall take all necessary action required by, and in accordance with, the MKS Stock Option Plans and the MKS RSU Plan in order to give effect to Subsections 2.9(a), 2.9(b), 2.9(c) and 2.9(d).

(f)	MKS shall not accelerate the vesting of any Unvested MKS Options.

(g)	PTC, Acquireco and MKS each acknowledge and agree that MKS will forego any deduction under the Tax Act with respect to the cash payment to be made by MKS to holders of Vested MKS Options as described in Section 2.9(a) of this Agreement and pursuant to the Plan of Arrangement. To effect the foregoing, the Parties will cause MKS to timely comply with the requirements described in subsection 110(1.1) of the Tax Act including, delivering written notice of such election to each such holder in accordance with the requirements set out in the Tax Act.

2.10	Payment of Consideration

PTC will, following receipt by MKS of the Final Order and not less than one business day prior to the filing by MKS of the Articles of Arrangement, cause Acquireco to deposit the Aggregate Consideration Amount in immediately available funds in escrow with the Depositary.

2.11	Announcement and Shareholder Communications

Subject to applicable Securities Laws, PTC and MKS shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by PTC and MKS, the text and timing of each Party’s announcement to be approved by the other Party in advance, acting reasonably. PTC and MKS agree to co-operate in the preparation of presentations, if any, to MKS Common Shareholders regarding the transactions contemplated by this Agreement, and no Party shall (a) issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed) or (b) make any filing with any Governmental Entity with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules as long as the Party making such disclosure uses all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in any such disclosure or filing), and if such prior notice is not possible, to give such notice promptly and, in any event within two hours, if commercially practicable, following the making of such disclosure or filing. To the extent possible, MKS shall provide prior notice to PTC of any material public disclosure that it proposes to make regarding its business or operations, together with a draft copy of such disclosure. To the extent possible, PTC and its legal counsel shall be given a reasonable opportunity to review and comment on such information prior to such information being disseminated publicly or filed with any Governmental Entity and reasonable consideration shall be given to any comments made by PTC and its counsel.

2.12	Withholding Taxes

PTC, MKS and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder and from all dividends, interest or other amounts payable to any former MKS Common Shareholder such amounts as PTC, MKS or the Depositary are required to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.13	List of Shareholders

At the reasonable request of PTC from time to time, MKS shall provide or cause the MKS Transfer Agent to provide PTC with a list (in both written and electronic form) of the registered MKS Common Shareholders, together with their addresses and respective holdings of MKS Common Shares, with a list of the names and addresses and holdings of all Persons having rights issued by MKS to acquire MKS Common Shares (including holders of MKS Options and MKS RSUs) and a list of non-objecting beneficial owners of MKS Common Shares, together with their addresses and respective holdings of MKS Common Shares. MKS shall from time to time cause the MKS Transfer Agent to furnish PTC with such additional information, including updated or additional lists of MKS Common Shareholders and lists of holdings and other assistance as PTC may reasonably request.

2.14	PTC Guarantee

(a)

PTC shall cause Acquireco to perform, and hereby unconditionally and irrevocably guarantees the due and punctual performance by Acquireco of, each and every covenant and obligation of Acquireco under this Agreement and the

Arrangement, including the amount of any judgment or award made against Acquireco for the benefit of MKS (the “Obligations”).

(b)	If any Obligation is not duly performed by Acquireco and is not performed under this Section 2.14 by PTC for any reason whatsoever, PTC will, as a separate and distinct obligation, indemnify and save harmless MKS from and against all losses resulting from the failure of Acquireco to perform such Obligation. If any Obligation is not duly performed by Acquireco and is not performed by PTC under this Section 2.14 or MKS is not indemnified under the immediately preceding sentence, in each case, for any reason whatsoever, such Obligation will, as a separate and distinct obligation, be performed by PTC as primary obligor.

(c)	The liability of PTC under this Section 2.14 will be for the full amount of the Obligations without apportionment, limitation or restriction of any kind, will be continuing, absolute and unconditional and will not be affected by any applicable Law, or any other act, delay, abstention or omission to act of any kind by Acquireco or any other Person, that might constitute a legal or equitable defence to or a discharge, limitation or reduction of PTC’s Obligations hereunder.

(d)	The liability of PTC under this Section 2.14 will not be released, discharged, limited or in any way affected by anything done, suffered, permitted or omitted to be done by MKS in connection with any duties or liabilities of Acquireco to MKS.

(e)	MKS will not be bound or obligated to exhaust its recourse against Acquireco or other Persons or take any other action before being entitled to demand payment from PTC under this Section 2.14.

(f)	In any claim by MKS against PTC under this Section 2.14, PTC may not claim or assert any set-off, counterclaim, claim or other right that either PTC or Acquireco may have against MKS, any MKS Subsidiaries or any directors, employees or officers thereof.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF MKS

3.1	Representations and Warranties

MKS hereby represents and warrants to PTC, and acknowledges that PTC is relying upon such representations and warranties in connection with the entering into of this Agreement that:

(a)

Organization and Qualification. MKS is duly incorporated, validly existing and in good standing under the OBCA and has the requisite corporate power and authority to own its assets and conduct its business as now owned and conducted. MKS is duly qualified to carry on business and is in good standing (except in any jurisdiction that does not recognize that concept) in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a MKS Material Adverse Effect. True and complete copies of the constating documents of MKS as at July 27, 2009 have been delivered or made available to PTC, and except as contemplated by this Agreement, MKS has not taken any action to amend or supersede such documents. MKS has obtained and is in compliance with all material Permits required to own, lease and operate its properties and assets and to carry on its business as now conducted, except where the failure to obtain, or be in compliance in all material respects with, any such Permit would not have a MKS Material Adverse Effect.

(b)	Authority Relative to this Agreement. MKS has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by MKS and the consummation by MKS of the transactions contemplated by this Agreement (including the Arrangement pursuant to the Plan of Arrangement but excluding the MKS Circular and related documents) have been duly authorized by the MKS Board and no other corporate proceedings on the part of MKS are necessary to authorize this Agreement or the consummation of the transactions contemplated by this Agreement (including the Arrangement pursuant to the Plan of Arrangement) other than MKS Common Shareholder Approval. The MKS Board has determined unanimously, after receiving financial and legal advice and following the receipt and review of a unanimous recommendation from the MKS Special Committee, that the Plan of Arrangement is fair to the MKS Common Shareholders and it is in the best interests of MKS to enter into this Agreement providing for the Arrangement and has resolved unanimously to recommend that the MKS Common Shareholders vote in favour of the Arrangement Resolution. As of the date hereof, each of the directors and executive officers of MKS has advised that he or she intends to vote all MKS Common Shares held by him or her, or over which he or she exercises control, directly or indirectly (including any MKS Common Shares issued upon the exercise of any MKS Options) in favour of the Arrangement Resolution. This Agreement has been duly executed and delivered by MKS and constitutes a valid and binding obligation of MKS, enforceable against MKS in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	Fairness Opinion. The MKS Board has received the oral opinion (to be followed by a written opinion) of Mooreland Partners LLC to the effect that, as of the date of such opinion, subject to the assumptions and limitations set out therein, the Consideration to be received by MKS Common Shareholders pursuant to the Arrangement is fair, from a financial point of view to the MKS Common Shareholders.

(d)

No Conflict; Required Filings and Consent. The execution and delivery by MKS of this Agreement and the performance by it of its obligations hereunder (including the completion of the Arrangement pursuant to the Plan of

Arrangement) will not violate, conflict with or result in a breach of any provision of the constating documents of MKS or those of any of the MKS Subsidiaries and will not: (a) violate, conflict with or result in a breach, termination or cancellation of (with or without notice or lapse of time or both): (i) any Contract, indenture, deed of trust, mortgage, bond, instrument, Authorization or Permit to which MKS or any of the MKS Subsidiaries is a party or by which MKS or any of the MKS Subsidiaries is bound; or (ii) subject to the government filings and other matters set forth in this Subsection 3.1(d), any Law applicable to MKS or any of the MKS Subsidiaries; (b) require any notice or give rise to any right of termination, or the acceleration of any indebtedness, under any such Contract, indenture, Authorization, deed of trust, mortgage, bond, instrument or Permit; or (c) give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or payments (including severance, unemployment compensation, golden parachute, change of control, retention, bonus or otherwise) or any restriction or limitation under any such Contract, indenture, Authorization, deed of trust, mortgage, bond, instrument or Permit, or result in the imposition of any Lien upon any of MKS’s assets or the assets of any of the MKS Subsidiaries, other than any such violation, conflict, breach, termination, cancellation, notice, right, acceleration, trigger, restriction, limitation or imposition that would not, individually or in the aggregate, have a MKS Material Adverse Effect. Other than the Interim Order, the Final Order, the filing of the Articles of Arrangement, compliance with applicable Securities Laws and the rules and policies of the TSX, and the Regulatory Approvals (including the German Competition Act Approval), no Authorization of, or filing with, any Governmental Entity is necessary on the part of MKS for the performance by MKS of its obligations hereunder (including the completion of the Arrangement pursuant to the Plan of Arrangement) or for the completion of the Arrangement not to cause or result in any loss of any material rights or assets or any material interest therein held by MKS or any of the MKS Subsidiaries in any material properties or assets, except for such Authorizations, and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or delay consummation of the Arrangement.

(e)

Subsidiaries. MKS does not have Subsidiaries or any interests in any Person, other than those listed on Schedule 3.1(e) to the MKS Disclosure Letter. Schedule 3.1(e) to the MKS Disclosure Letter sets forth the following information with respect to each MKS Subsidiary: (i) its name; (ii) as of the date hereof, the number, type and principal amount, as applicable, of its outstanding equity securities and a list of registered holders thereof; and (iii) its jurisdiction of organization or governance. Each MKS Subsidiary is duly organized and is validly existing under the Laws of its jurisdiction of incorporation or organization, has the requisite corporate power and authority to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a MKS Material Adverse Effect. Each MKS Subsidiary has all material Permits required to own, lease and operate its property and assets and to carry on its business as now conducted. Except as disclosed on

Schedule 3.1(e) of the MKS Disclosure Letter, MKS beneficially owns, directly or indirectly, all of the issued and outstanding securities of each of the MKS Subsidiaries. All of the outstanding shares in the capital of each of the MKS Subsidiaries that is a corporation are or were: (a) validly issued, fully-paid and non-assessable and all such shares are owned free and clear of all Liens; (b) issued in compliance with all applicable Securities Laws; and (c) are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of such shares. Neither of the Excluded MKS Subsidiaries (i) carries on any business or (ii) has any material assets or liabilities.

(f)	Compliance with Laws.

(i)	Except as disclosed in Schedule 3.1(f)(i) of the MKS Disclosure Letter, the operations of MKS and the MKS Subsidiaries have been and are now conducted in compliance with all applicable Laws of each jurisdiction, the Laws of which have been or are now applicable to the respective operations of MKS or of any of the MKS Subsidiaries and none of MKS or any of the MKS Subsidiaries has received any notice of and has not been threatened with, and to the knowledge of MKS are not under investigation for, any alleged violation of any such applicable Laws, other than non-compliance or violations which, individually or in the aggregate, would not have a MKS Material Adverse Effect.

(ii)	None of MKS or any of the MKS Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (a) its articles or by-laws or equivalent organizational documents; or (b) any Contract or any Permit, except for failures which, individually or in the aggregate, would not have a MKS Material Adverse Effect.

(iii)	There is no judgment, injunction, order or decree binding upon MKS or any MKS Subsidiary that has or could have the effect of prohibiting, restricting or impairing any business or business practices of MKS or any MKS Subsidiary, except for any prohibition, restriction or impairment which, individually or in the aggregate, would not have a MKS Material Adverse Effect.

(g)	Capitalization and Listing.

(i)

The authorized share capital of MKS consists of an unlimited number of MKS Common Shares and an unlimited number of MKS Preferred Shares. As at the date of this Agreement there are: (A) 10,389,180 MKS Common Shares validly issued and outstanding as fully-paid and non-assessable shares of MKS; (B) outstanding MKS Options providing for the issuance of 1,139,828 MKS Common Shares upon the exercise thereof; and (c) outstanding MKS RSUs providing for the delivery of 60,458 MKS Common Shares. Except for the MKS Options and MKS RSUs referred to in this Subsection 3.1(g)(i) and the MKS Shareholder Rights Plan, (x) there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of MKS or any MKS Subsidiary to issue or sell any shares of MKS or of any MKS Subsidiary or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of MKS or any MKS Subsidiary, and there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of MKS or any MKS Subsidiary based upon the book value, income or any other attribute of MKS or any MKS Subsidiary, and (y) no Person is entitled to any pre-emptive or other similar right granted by MKS or any MKS Subsidiary with respect to the capital of MKS or any MKS Subsidiary. The MKS Common Shares are listed on the TSX, and are not listed or quoted on any market other than the TSX. All securities of MKS (including the MKS Common Shares, the MKS Options and the MKS RSUs and all other options, rights or other convertible or exchangeable securities) have been issued in compliance in all material respects with all applicable Securities Laws and, to the extent applicable, the rules and regulations of the TSX and, in the case of MKS Options and MKS RSUs, at fair market value in accordance with the applicable MKS Stock Option Plan or MKS RSU Plan.

(ii)	Schedule 3.1(g)(ii) to the MKS Disclosure Letter sets forth, as of the date hereof, the number of outstanding options and RSUs, the exercise price (in the case of the MKS Options), expiration date and all other material terms of the MKS Options and MKS RSUs. All outstanding MKS Options and MKS RSUs are held by current employees or directors of MKS or a MKS Subsidiary. All MKS Common Shares that may be issued pursuant to the exercise of outstanding MKS Options or in respect of MKS RSUs will, when issued in accordance with the terms of the MKS Options or in respect of MKS RSUs, be duly authorized, validly issued, fully-paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(iii)	There are no outstanding contractual obligations of MKS or any MKS Subsidiary to repurchase, redeem or otherwise acquire any MKS Common Shares or any shares of any MKS Subsidiary. No MKS Subsidiary owns any MKS Shares.

(h)	Shareholder and Similar Agreements. MKS is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of MKS or any MKS Subsidiary.

(i)

Reports. MKS has timely filed, and shall timely file between the date of this Agreement and the Effective Date, with all applicable Governmental Entities true and complete copies of the MKS Public Documents that MKS is required to file therewith under applicable Securities Laws. MKS Public Documents at the time filed: (a) did not, or shall not, as applicable, contain any misrepresentation, and (b) complied, or will comply, as applicable, in all material respects with the requirements of applicable Securities Laws in effect at the time of filing. MKS has not filed any confidential material change report with any Governmental

Entity which at the date hereof remains confidential. MKS has timely filed with the applicable Governmental Entities all material forms, reports, schedules, certifications, statements and other documents required to be filed by MKS with the applicable Governmental Entities since May 1, 2008.

(j)	Real Properties/Environmental Matters.

(i)	Neither MKS nor any of the MKS Subsidiaries owns any real or immovable property.

(ii)	With respect to the real or immovable property leased, subleased or occupied by MKS or one of the MKS Subsidiaries as of the date hereof (the “MKS Leased Real Property”), MKS has made available to PTC true and complete copies of the leases (as amended, if applicable) in respect of the MKS Leased Real Property and there are no Liens, except Permitted Encumbrances, on the leasehold, subleasehold or occupancy rights of MKS or any MKS Subsidiary with respect to any MKS Leased Real Property. To the knowledge of MKS, (A) all MKS Leased Real Property has received all approvals of the applicable Governmental Entities (including Permits) required to be obtained by MKS in connection with the operation thereof and have been operated and maintained in accordance with applicable Laws, except where the failure to obtain any such approval or Permit would not have a MKS Material Adverse Effect; and (B) all MKS Leased Real Property are supplied with utilities and all other services necessary for the operation, in all material respects, of the business of MKS and each MKS Subsidiary as currently conducted and as currently proposed to be conducted and for the operation of said facilities.

(iii)

No written notice, claim, order, complaint or penalty has been received by MKS or any MKS Subsidiary since May 1, 2006 alleging that MKS or any of the MKS Subsidiaries are in violation of, or have any liability or potential liability under, any Environmental Law or Environmental Permit, and there are no proceedings pending or, to the knowledge of MKS, threatened against MKS or any of the MKS Subsidiaries alleging a violation of, or any liability or potential liability under, any Environmental Law or Environmental Permit. MKS and the MKS Subsidiaries hold and have, since May 1, 2006, held all Environmental Permits necessary for their operations to comply with all Environmental Laws in all material respects. Since May 1, 2006, neither MKS nor any of the MKS Subsidiaries has caused any Release of a Hazardous Substance on, at, from or under any real or immovable property currently or formerly owned, operated or occupied by MKS or the MKS Subsidiaries that is reasonably likely to form the basis of any claim against MKS or any of the MKS Subsidiaries. Neither MKS nor any of the MKS Subsidiaries has, either expressly or by operation of Law, assumed responsibility for or agreed to indemnify or hold harmless any Person for any liability or obligation arising under Environmental Law that is reasonably likely to form the basis of any claim against MKS or any of the MKS Subsidiaries. Neither the execution of this Agreement nor consummation of the transactions contemplated by this Agreement shall require any notification to any Governmental Entity or the undertaking of any investigations or remedial actions pursuant to Environmental Law. MKS has made available to PTC true and complete copies all material environmental reports, investigations, studies, audits and other environmental documents relating to MKS, its subsidiaries, their respective operations or any real or immovable property currently or formerly owned, operated or occupied by MKS or any of the MKS Subsidiaries.

(k)	Assets. The material Tangible Personal Property, in the aggregate, is in good condition, repair and proper working order, having regard to its use and age, and, together with the MKS Leased Real Property, the MKS Leased Personal Property, the MKS Owned Personal Property, the MKS Owned IP and the MKS Licenses, is sufficient to operate the businesses of MKS and each MKS Subsidiary as currently operated in the ordinary course of business. MKS and each MKS Subsidiary has good title to its respective items of material Tangible Personal Property that are not subject to a lease (the “MKS Owned Personal Property”) free and clear of any Liens other than Permitted Encumbrances. There are no Liens, other than Permitted Encumbrances, on the leasehold or subleasehold of MKS or any MKS Subsidiary to any personal or movable property leased or subleased by MKS or any of the MKS Subsidiaries (the “MKS Leased Personal Property”).

(l)	Intellectual Property.

(i)	Schedule 3.1(l)(i) to the MKS Disclosure Letter contains a list, that is complete and accurate in all material respects as of the date hereof, of:

(A)	the following MKS Owned IP: (A) all registered Domain Names, (B) all registered Trademarks; (C) all Patents; and (D) all registered Copyrights, in each case listing, as applicable, (1) the name of the applicant/registrant of record, (2) the jurisdiction of the application/registration and (3) the application and/or registration number;

(B)

all Intellectual Property Rights licensed to MKS or any MKS Subsidiary, including for purposes of clarity embodiments of Intellectual Property Rights, such as software, (“MKS Licensed Intellectual Property Rights”) specifying whether such MKS Licensed Intellectual Property Rights are exclusive or non-exclusive to MKS and any MKS Subsidiary and identifying all related license, royalty, or similar agreements or arrangements related to such license of Intellectual Property Rights to which MKS or any MKS Subsidiary is a party (“MKS In-Licenses”), except that the following MKS Licensed Intellectual Property Rights and related MKS In-Licenses need not be listed in Schedule 3.1(l)(i) to the MKS Disclosure Letter (though they remain MKS Licensed Intellectual Property Rights and MKS In-Licenses hereunder): (A) non-exclusive licenses to any third party software product that are commercially available for license to the general public by the licensor and used only internally by MKS or the MKS Subsidiaries (and not as part of or incorporated into or distributed with a Software Product), (B) Open Source Materials and (C) licenses that do not have ongoing royalty obligations or in respect of which future royalty obligations have been incurred but not paid;

(C)	all material licenses, royalty or other similar agreements to which MKS or any MKS Subsidiary is a party and pursuant to which MKS or any MKS Subsidiary has granted any third party the right or authority to use, license the use of, distribute or exercise any other rights with respect to any Software Products or any Intellectual Property Rights (“MKS Out-Licenses” and, collectively with MKS In-Licenses, the “MKS Licenses”); provided, however, that non-exclusive, non-transferable end-user licenses to object code versions of Software Products need not be listed in Schedule 3.1(l)(i) to the MKS Disclosure Letter (though they remain MKS Out-Licenses hereunder). For each MKS Out-License listed in Schedule 3.1(l)(i) that grants any right or authority to distribute, integrate or bundle any Software Product or software developed or licensed exclusively by MKS, Schedule 3.1(l)(i) to the MKS Disclosure Letter shall also accurately and completely, in all material respects identify any exclusive territory or field that applies to such MKS Out-License; and

(D)	all currently supported versions of Software Products.

(ii)

Consistent with past practice and with the subsisting intellectual property filing and prosecution policies of MKS and the MKS Subsidiaries, MKS and the MKS Subsidiaries have taken all actions commercially necessary to maintain the Registered Intellectual Property, including payment of applicable maintenance, renewal or annuity fees, filing of applicable statements of use, timely or duly extended response to office actions and, to the knowledge of MKS, disclosure of any information required by Law and all assignments (and licenses where required) of the Registered Intellectual Property have been duly recorded with the appropriate Governmental Entities (or, with respect to Domain Names, the appropriate domain name registrar), where necessary to maintain the validity or subsistence of same. Schedule 3.1(l)(ii) to the MKS Disclosure Letter includes, as of the date of this Agreement, a list, that is complete and accurate in all material respects, of all material actions that must be taken within 90 days of the date hereof with any Governmental Entities (and domain name registrars as applicable) to maintain the registration of any Registered Intellectual Property. To the knowledge of MKS, all Registered Intellectual Property that is material to the businesses of MKS and the MKS Subsidiaries as currently conducted is subsisting, valid and enforceable.

(iii)	To the knowledge of MKS, the conduct of the business of MKS and the MKS Subsidiaries as presently conducted and as previously conducted does not and did not infringe, violate, or misappropriate any Intellectual Property Rights of any third party. In the four years preceding the date of this Agreement, neither MKS nor any MKS Subsidiary has received any written notice or other written communication of any claim asserting that MKS or any of the MKS Subsidiaries, the conduct of their respective businesses, or any Software Product infringes, violates or misappropriates the Intellectual Property Rights of any third party. To the knowledge of MKS, there is no existing and material infringement or misappropriation of the MKS Owned IP or competing claim by any third party regarding the right to use or ownership of the MKS Owned IP. MKS and the MKS Subsidiaries are not subject to any order of any Governmental Entity that restricts or impairs the use of MKS IP in any manner as currently used in the conduct of the businesses of MKS and the MKS Subsidiaries.

(iv)	MKS or the MKS Subsidiaries possess rights to the MKS Licensed Intellectual Property Rights as are sufficient for the operation of their respective businesses as currently conducted. Except for the MKS Licenses, there are no material outstanding rights, options (whether or not currently exercisable), licenses or agreements of any kind relating to the MKS Licensed Intellectual Property Rights. Except under the MKS Licenses neither MKS nor any MKS Subsidiary is obligated to pay any royalties or other monetary compensation to any third party in respect of its ownership, use or license of the MKS Licensed Intellectual Property Rights, or distribution or sale of any Software Products. There has been no material breach or violation by MKS or any MKS Subsidiary of any MKS License. The validity and ownership of the MKS Owned IP has not been and is not being questioned or challenged in any litigation or administrative proceeding and, to the knowledge of MKS, is not the subject of any threatened or proposed litigation or claim. Nothing in this Subsection 3.1((l)(iv) shall be construed as a representation or warranty as to the non-infringement of third party Intellectual Property Rights (which subject matter is addressed in Subsection 3.1(l)(iii)).

(v)

The execution and delivery of this Agreement by MKS and the consummation of the transactions contemplated hereby will not, in any material respect, impair the rights of MKS to use, practice, operate under, license, sublicense, dispose of, or bring suit for infringement of any of the MKS Owned IP or any MKS Licensed Intellectual Property Rights under the terms of the applicable MKS In-Licenses to substantially the same extent, and under substantially similar terms and conditions as MKS and the MKS Subsidiaries were subject to immediately prior to the date hereof that MKS and each MKS Subsidiary would have been able to had the transactions contemplated by this Agreement not occurred, and without the payment of any material additional royalties or other material monetary consideration other than ongoing fees, royalties or payments that MKS or any MKS Subsidiary would otherwise have been required to pay; provided, however, that the representations contained in this Subsection 3.1(l)(v) shall not be deemed to extend to any impairment or license restriction imposed by PTC or its affiliates with regard to intellectual property rights owned, controlled or exploited by PTC or its affiliates.

(vi)	Other than Open Source Materials, Schedule 3.1(l)(vi) to the MKS Disclosure Letter lists any software (regardless whether in object or source code form or whether only forming part of a software application or only part of a function or procedure in a software application) that, (i) has been incorporated or embedded into, or distributed with a currently supported version of a Software Product, and (ii) was not developed by employees or contractors of MKS or any MKS Subsidiary in the course of their employment or engagement for MKS or any MKS Subsidiary. MKS and the MKS Subsidiaries have a complete copy of the source code and all related computer files for the Software Products owned by MKS or any MKS Subsidiary necessary to allow a competent computer programmer to compile object code versions of such Software Products.

(vii)	Other than in respect of field deliverables or extensions, neither MKS nor any MKS Subsidiary has disclosed the source code for those components of the Software Products that are owned by MKS or any of the MKS Subsidiaries to any Person (other than to employees or contractors in the ordinary course of business and subject to commercially appropriate confidentiality restrictions, and to PTC or its consultants pursuant to the Confidentiality Agreement), except to escrow agents and except pursuant to the agreements listed in Schedule 3.1(l)(vii) to the MKS Disclosure Letter, and MKS and the MKS Subsidiaries have taken commercially reasonable measures to prevent disclosure of such source code.

(viii)

Schedule 3.1(l)(viii) to the MKS Disclosure Letter lists all Open Source Materials that as of the date hereof MKS or any MKS Subsidiary has incorporated or embedded into or distributed with any currently supported versions of a Software Product or from which any such Software Product or any portion thereof has been derived, specifying for each such Open Source Material module: (i) under what open source license or licenses such module has been licensed to MKS or any MKS Subsidiary, and (ii) whether it has been distributed with or as a part of any such currently supported versions of a Software Product. All such Open Source Materials incorporated into and/or distributed with a currently supported version of a Software Product have been (A) properly labeled and identified in all material respects in substantial accordance with, and to the extent required, by the terms of its license listed in Schedule 3.1(l)(viii) to the MKS Disclosure Letter and (B) distributed in such a manner so as to both substantially comply in all material respects with the terms of its license listed in Schedule 3.1(l)(viii) to the MKS Disclosure Letter and not materially cause the remainder of the said currently supported versions of a Software Product with which or into which it is distributed to be deemed a work based on such Open Source Material or to otherwise fall under the scope of the terms of such license in any material respect.

(ix)	The Software Products conform substantially and in all material respects to the written documentation and specifications therefor, except for those deficiencies and defects each requiring not more than 1,000 person hours to be remediated by MKS or a MKS Subsidiary during the ordinary course of business. As of the date of this Agreement, to the knowledge of MKS there is no deficiency or defect in respect of the Software Products requiring more than 100 person hours to be remediated by MKS or a MKS Subsidiary.

(x)	MKS has used industry standard measures that are intended to avoid the inclusion or introduction into the Software Products of “viruses”, “worms”, “trojan horses”, “time bombs”, “back doors”, and other infections or harmful routines designed to disrupt, disable, harm, distort or otherwise impede in any manner the legitimate operation of such software (collectively, “Malware”). To the knowledge of MKS, the Software Products are free of all Malware.

(xi)	To the knowledge of MKS, no Person has gained unauthorized access to any IT Asset or data stored thereon (including any customer or employee data).

(xii)

MKS and each MKS Subsidiary has taken commercially reasonable steps to establish and preserve the ownership of the MKS Owned IP and the Software Products owned by MKS or by any MKS Subsidiary, including the protection of trade secrets and other confidential information according to prevailing industry practices. All employees of MKS or any MKS Subsidiary who are or were involved in, or who have contributed to, the creation or development of any MKS Owned IP or Software Products or have otherwise had access to confidential or proprietary information of MKS or any MKS Subsidiary have executed and delivered to MKS or such MKS Subsidiary a confidentiality agreement in writing, containing commercially appropriate restrictions on disclosure and use. A copy of the form of MKS Employee Confidentiality/IP Agreement is included in Schedule 3.1(l)(xii) to the MKS Disclosure Letter. To the knowledge of MKS, all of such confidentiality agreements are in full force and effect, except where they have expired by their applicable terms. To the knowledge of MKS, there has been no violation of the confidentiality of any material trade secrets or proprietary information comprising material MKS Owned IP. All material MKS Owned IP, all MKS Owned IP that is subject to an out license agreement currently in effect, and all currently supported versions of Software Products owned by MKS or by any MKS Subsidiary, were developed, designed, or programmed solely by employees or contractors of MKS or of any of the MKS Subsidiaries (the “Developers”) during and within the scope of their employment or engagement. All such Developers have duly executed and delivered to MKS or to the applicable MKS Subsidiary, on or before the date of commencement of their respective employment with or engagement by MKS or by any MKS Subsidiary, an assignment in writing, without additional consideration (other than in the form of inventor awards or other similar recognition), of all Intellectual Property Rights that are both (i) conceived or reduced to practice during the course of their employment or engagement with MKS or any MKS Subsidiary and (ii) related to the said Software Products and MKS Owned IP. Such assignment also provides that such Developers have waived all of their moral rights in such Intellectual Property Rights. To the knowledge of MKS, there is no material breach of any of the MKS Employee/IP Confidentiality Agreements.

(xiii)	To the knowledge of MKS, in each case in which MKS or any of the MKS Subsidiaries has acquired ownership of any registered Trademarks, registered Copyrights or Patents included in the MKS Owned IP from another Person, MKS or its appropriate MKS Subsidiary has taken reasonable steps to record or to have recorded such acquisition with the Canadian Intellectual Property Office, the U.S. Patent and Trademark Office, the U.S. Copyright Office, or their respective equivalents in the applicable jurisdictions, where such recordal is necessary to maintain the validity or subsistence of such MKS IP. To the knowledge of MKS, no Person other than MKS or a MKS Subsidiary is using any Trademarks that are part of MKS Owned IP in Canada without a licence.

(xiv)	Except as set forth in Schedule 3.1(l)(xiv) to the MKS Disclosure Letter, neither MKS nor any of the MKS Subsidiaries has granted to any other Person any exclusive license or other exclusive rights under any MKS IP that is still in effect. A copy of each MKS License listed in Schedule 3.1(l)(i) to the MKS Disclosure Letter, which Schedule is complete and accurate in all material respects, has been made available to PTC. To the knowledge of MKS, all MKS Licenses are binding, and are in full force and effect, in each case in all material respects.

(xv)	MKS and the MKS Subsidiaries own all right, title and interest in the MKS Owned IP that is material to the businesses of MKS and the MKS Subsidiaries, free and clear of all Liens other than (A) encumbrances, restrictions or other obligations arising under any of the MKS Licenses and (B) non-exclusive licenses granted by MKS and the MKS Subsidiaries in the ordinary course of business.

(xvi)	To the knowledge of MKS, there is no unauthorized use, infringement or misappropriation of any MKS Owned IP by a third party. Except as relates to the MKS Out-Licenses, neither MKS nor any MKS Subsidiary has agreed with any third party not to sue or otherwise enforce any legal rights with respect to any of the MKS Owned IP.

(xvii)	Assuming that the consents disclosed in Schedule 3.1(l)(xvii) to the MKS Disclosure Letter have been obtained, the execution and delivery of this Agreement and the consummation of the Arrangement will not result in any right of termination or cancellation under any MKS In-Licenses or any loss of rights in or to any MKS IP that, in each case, would be material to the businesses of MKS and the MKS Subsidiaries as currently conducted.

(xviii)	Assuming that the consents disclosed in Schedule 3.1(l)(xviii) of the MKS Disclosure Letter have been obtained, the execution and delivery of this Agreement and the consummation of the Arrangement will not result in, after consummation of the Arrangement, PTC or any of its Subsidiaries being required, under the terms of any agreement to which MKS or any of the MKS Subsidiaries is a party, to grant any third party any license or other rights in or to any of MKS’s or any of the MKS Subsidiaries’ Intellectual Property Rights.

(xix)	To the knowledge of MKS, no condition has occurred that would be sufficient to entitle the beneficiary under any source code escrow arrangement to require release of any MKS Source Code. To the knowledge of MKS and assuming that the consents disclosed in Schedule 3.1(l)(xix) to the MKS Disclosure Letter have been obtained, the consummation of the Arrangement will not constitute a condition sufficient to entitle the beneficiary under any source code escrow arrangement to require release, in whole or in part, of any MKS Source Code for any currently supported version of a Software Product.

(xx)	Except as disclosed in Schedule 3.1(1)(xx) to the MKS Disclosure Letter, MKS has neither sought, applied for nor received any support, funding, resources or assistance from any Governmental Entity in connection with the MKS Owned IP that would encumber, restrict or otherwise impair the use of such Intellectual Property. MKS has not entered into any agreement or understanding with Technology Partnerships Canada.

(xxi)	Except as set forth in Schedule 3.1(l)(xxi) to the MKS Disclosure Letter, neither MKS nor any of the MKS Subsidiaries has entered into any Material Contract described in clause (n) of the definition of “Material Contracts” that is still in effect. A copy of each such Material Contract listed in Schedule 3.1(l)(xxi) to the MKS Disclosure Letter has been made available to PTC.

(xxii)	MKS and the MKS Subsidiaries’ collection and dissemination of personal customer information in connection with their respective businesses has been conducted in all material respects in accordance with applicable privacy policies published or otherwise adopted by MKS and the MKS Subsidiaries and any applicable Laws.

(m)	Computer Systems.

(i)	The Computer Systems adequately meet the data processing and other computing needs of the operations of MKS as presently conducted. The Computer Systems function, operate, process and compute substantially in accordance with all applicable and material Laws, industry standards and trade practices.

(ii)	MKS has measures in place, at least consistent with current industry standards and practices, that are intended to ensure that the Computer Systems contain appropriate virus protection and that are measures intended to safeguard against the unauthorized use, copying, disclosure, modification, theft or destruction of and access to, system programs and data files comprised by the Computer Systems. MKS has and maintains all applicable accounts, passwords, encryption algorithms and programs or other access keys required by MKS and its employees to access the system programs and data files comprised by the Computer Systems. The data processing and data storage facilities used by MKS in connection with the operation of the business are reasonably protected in respect of known security breaches, at least in a manner consistent with current industry standards and practices.

(iii)	MKS has and maintains back-up systems and disaster recovery and business continuity plans at least consistent with industry standards and practices, and that are intended to reasonably address the continuing availability of the functionality provided by the Computer Systems in the event of any malfunction of, or other form of disaster affecting, the Computer Systems.

(iv)	MKS is, or at the Effective Date will be, (a) in possession of the object code and available user manuals for all third-party in-licensed software (other than off-the-shelf application software) which is used in the business and which is material to the business of MKS and the MKS Subsidiaries as currently conducted (the “Application Software”); and (b) either in the possession of, or a beneficiary under a source code escrow agreement or has or will have other conditional rights of access to, the source code and all available documentation required for effective use of the Application Software. To the knowledge of MKS, MKS has made available to PTC, copies of any source code escrow agreements relating to the Application Software, which copies are complete and accurate in all material respects.

(n)	Customers; Resellers; Warranties.

(i)	Schedule 3.1(n)(i) to the MKS Disclosure Letter sets forth the largest 40 customers of MKS and the MKS Subsidiaries based on MKS’s consolidated revenues for each of (A) the fiscal year ended April 30, 2010; and (B) the period from May 1, 2010 to January 31, 2011 (the “Key Customers”).

(ii)	Schedule 3.1(n)(ii) to the MKS Disclosure Letter sets forth, as of March 31, 2011, each current reseller, distributor or other channel partner of the Software Product of MKS and the MKS Subsidiaries from which MKS or any MKS Subsidiary has generated revenue since May 1, 2009.

(iii)	As of March 31, 2011, no direct reseller, distributor or other channel partner of the products of MKS and the MKS Subsidiaries held in inventory any products of MKS or the MKS Subsidiaries having an aggregate list price of $50,000 or more. Except as disclosed in Schedule 3.1(n)(iii) to the MKS Disclosure Letter, no reseller, distributor or other channel partner of the Software Products accounted for more than 5% of MKS’s consolidated revenues in the fiscal year ended April 30, 2010.

(iv)	No commercially released Software Product developed, sold (whether directly or indirectly, including through any reseller, channel partner or distributor), licensed, leased, or delivered by MKS or any MKS Subsidiary is subject to any guarantee, warranty, or other indemnity other than a guarantee, warranty or other indemnity provided in the ordinary course of business. All products and services manufactured, sold (whether directly or indirectly, including through any reseller, channel partner or distributor), licensed, leased, provided and/or delivered by MKS or any MKS Subsidiary have been in conformity in all material respects with all applicable contractual commitments and expressed and implied warranties, and no warranty claims exist for the repair or replacement thereof or otherwise.

(v)	As at March 31, 2011, no customer had purchased a site license to any MKS Integrity Software Product which otherwise would be licensed on a named or concurrent basis.

(vi)	Schedule 3.1(n)(vi) of the MKS Disclosure Letter sets forth a list of all open services engagements of MKS and the MKS Subsidiaries as of February 28, 2011, which engagements would generate revenues over $5,000 for the remaining term of the engagement.

(o)	Financial Statements.

(i)

The audited consolidated financial statements and the unaudited consolidated interim financial statements of MKS contained in the MKS Public Documents, including any notes thereto have been, and all financial statements of MKS which are publicly disseminated by MKS in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with GAAP applied consistent during the periods involved (except as may be indicated in the notes thereto) and all applicable Laws and present fairly or shall present fairly, in all material respects, the consolidated financial position of MKS and the MKS Subsidiaries as of the respective dates thereof and their consolidated results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto and, in the case of the unaudited consolidated interim financial statements, subject to normal year-end adjustments and the absence of notes). Except as disclosed in the MKS Public Documents, there are no outstanding loans made by MKS or any MKS Subsidiary to any executive officer or director of MKS. Except as set forth in the MKS Public Documents, neither MKS nor any MKS Subsidiary has any documents creating any material off-balance sheet arrangements. Neither MKS nor any MKS Subsidiary is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar contract (including any contract relating to any transaction, arrangement or relationship between or among MKS or any MKS Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving MKS or any of the MKS Subsidiaries in MKS’s financial statements. MKS is not aware of any year-end adjustments in respect of the fiscal year ended April 30, 2011 that are expected to be material under GAAP.

(ii)	The chief executive officer of MKS and the chief financial officer of MKS each has made all certifications required by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filing, as applicable, with respect to the MKS Public Documents, and the statements contained in such certifications were accurate as of the respective dates they were made.

(iii)	Since May 1, 2010 to the date of this Agreement, neither MKS nor any MKS Subsidiary nor, to the knowledge of MKS, any director, officer, employee, auditor, accountant or representative of MKS or any MKS Subsidiary has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting practices, procedures, methodologies or methods of MKS or any MKS Subsidiary or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that MKS or any MKS Subsidiary has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the MKS Board.

(p)	Undisclosed Liabilities. Neither MKS nor any MKS Subsidiary has any material liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (a) liabilities and obligations that are specifically presented on the unaudited balance sheet of MKS as of January 31, 2011 (the “MKS Balance Sheet”) or disclosed in the notes thereto; (b) liabilities and obligations incurred in the ordinary course of business since January 31, 2011; (c) liabilities or obligations incurred by MKS or one or more of its Subsidiaries in connection with the transactions contemplated by this Agreement; or (d) liabilities and obligations listed in Schedule 3.1(p) to the MKS Disclosure Letter.

(q)	Employment Matters.

(i)	MKS has made available to PTC as part of the MKS Data Room Information a complete and accurate list, as of March 31, 2011, of all MKS and MKS Subsidiary employees by IDs, titles, service dates and material terms of employment, including current wages, salaries or hourly rate of pay, benefits, on target commissions and bonus (whether monetary or otherwise) or other material compensation paid since May 1, 2009 (including the date of payment if paid since February 1, 2011) or payable to each such employee and the date upon which each such term of employment became effective if it became effective in the 12 month period prior to March 31, 2011.

(ii)	Other than as disclosed in MKS’s management information circular dated June 17, 2010 or in Schedule 3.1(q)(ii) to the MKS Disclosure Letter, neither MKS nor any MKS Subsidiary has entered into any written or oral agreement or understanding providing for (i) severance or termination or change of control payments to any director, officer or employee in connection with the termination of their position or their employment as a direct result of a change in control of MKS and no director, officer or employee can terminate their employment and receive such payments on a change of control of MKS or any MKS Subsidiary, or (ii) a retention or completion payment to any director, officer or employee that would be payable upon a change of control of MKS or any MKS Subsidiary. Except for those employment agreements listed in Schedule 3.1(q)(ii) to the MKS Disclosure Letter, there are no employment agreements with any employee of MKS or any MKS Subsidiary which are not terminable on the giving of reasonable notice in accordance with applicable Law. To the knowledge of MKS, no executive employed by MKS or any MKS Subsidiary has any plans to terminate his or her employment.

(iii)	Neither MKS nor any MKS Subsidiary (i) is a party to, voluntarily or by operation of Law, any collective bargaining agreement, or (ii) is subject to any application for certification or, to the knowledge of MKS, threatened or apparent union-organizing campaigns for employees and there are no outstanding or, to the knowledge of MKS, threatened unfair labour practices, complaints or applications brought by any union against MKS or any MKS Subsidiary.

(iv)	Neither MKS nor any MKS Subsidiary is subject to any claim for wrongful dismissal, constructive dismissal or any other contractual or tort claim, actual or, to the knowledge of MKS, threatened, or any litigation actual, or to the knowledge of MKS, threatened, relating to employment or termination of employment of employees or independent contractors.

(r)	Absence of Certain Changes or Events. Since April 30, 2010:

(i)	MKS and the MKS Subsidiaries have conducted their respective businesses only in the ordinary course of business, except for the transactions contemplated by this Agreement or as set forth in Schedule 3.1(r)(i) to the MKS Disclosure Letter;

(ii)	there has been no MKS Material Adverse Effect;

(iii)	there has not been any change in the accounting practices used by MKS and the MKS Subsidiaries, except as disclosed in the MKS Public Documents or as required by GAAP or United States generally accepted accounting principles or as required by applicable Law; and

(iv)	there has not been any redemption, repurchase or other acquisition of MKS Shares by MKS or, except as disclosed in Schedule 3.1(r)(iv) to the MKS Disclosure Letter or in the MKS Public Documents, any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the MKS Shares.

(s)	Litigation. Except as disclosed in Schedule 3.1(t)(iii) to the MKS Disclosure Letter, there is no claim, action, suit, proceeding, investigation or arbitration pending or, to the knowledge of MKS, threatened against or relating to MKS or any of the MKS Subsidiaries, the business of MKS or any of the MKS Subsidiaries or affecting any of their properties, assets, or businesses before or by any Governmental Entity. To the knowledge of MKS, there are no events or circumstances which would reasonably be expected to give rise to any such claim, action, suit, proceeding, investigation or arbitration (collectively, “Legal Actions”), which Legal Actions, if resolved in accordance with the plaintiff’s demands, would, individually or in the aggregate, have a MKS Material Adverse Effect. Neither MKS nor any of the MKS Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or would have a MKS Material Adverse Effect or which would prevent or delay consummation of the transactions contemplated by this Agreement.

(t)	Taxes

(i)	Each of MKS and the MKS Subsidiaries has duly and in a timely manner filed all material Tax Returns required to be filed by it with the appropriate Governmental Entity, and such Tax Returns are accurate and complete in all material respects.

(ii)	Each of MKS and the MKS Subsidiaries has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it.

(iii)	Except as disclosed in Schedule 3.1(t)(iii) to the MKS Disclosure Letter, as at the date of this Agreement there are no proceedings, investigations, audits or claims now pending or threatened against MKS or any of the MKS Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes.

(iv)	Each of MKS and the MKS Subsidiaries paid and will continue until the Effective Date to pay all material Taxes, including any amount due on or before the Effective Date, including instalments or prepayments of Taxes, which are required to have been paid to any Governmental Entity pursuant to applicable Law.

(v)	To the knowledge of MKS, there has not been an acquisition of control (within the meaning of the Tax Act) of MKS at any time subsequent to May 1, 2007.

(u)	Books and Records. The corporate records and minute books of MKS and the MKS Subsidiaries have been maintained in accordance with all applicable Laws in all material respects, and the minute books of MKS and the MKS Subsidiaries as provided to PTC are complete and accurate in all material respects. The financial books and records and accounts of MKS and the MKS Subsidiaries in all material respects: (i) have been maintained in accordance with good business practices and in accordance with United States generally accepted accounting principles, on a basis consistent with prior years; (ii) are stated in reasonable detail and, in the case of the MKS Subsidiaries, during the period of time when owned by MKS, accurately and fairly reflect in all material respects the material transactions and dispositions of assets of MKS and the MKS Subsidiaries; and (iii) in the case of the MKS Subsidiaries, during the period of time when owned by MKS, accurately and fairly reflect the basis for MKS’s consolidated financial statements.

(v)	Insurance.

(i)	MKS and the MKS Subsidiaries maintain insurance policies covering the operations and assets of MKS and the MKS Subsidiaries, such policies having terms and providing insurance coverages comparable to those that are customarily carried and insured against by owners of comparable businesses, properties and assets. All premiums payable prior to the date hereof under such policies of insurance have been paid. To the knowledge of MKS, each of such policies is in full force and effect on the date of this Agreement. MKS has made available to PTC a complete and accurate copy of each such policy.

(ii)	Each of MKS and the MKS Subsidiaries maintains a sufficient level of insurance to comply with (A) each of its material Permits (if applicable), and (B) the terms and conditions of each Material Contract.

(iii)	No written (or to the knowledge of MKS other) notice of cancellation or termination has been received by MKS or any MKS Subsidiaries with respect to any such policy.

(iv)	There is no material claim pending under any insurance policy that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any portion of such claims. All claims covered by any of the insurance policies have been properly reported to and accepted by the applicable insurer.

(w)	Non-Arm’s Length Transactions. Except for employment or employment compensation agreements entered into in the ordinary course of business or as disclosed in the MKS Public Documents or in Schedule 3.1(w) to the MKS Disclosure Letter, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by MKS or any of the MKS Subsidiaries) between MKS or any of the MKS Subsidiaries on the one hand, and any (i) officer or director of MKS or any MKS Subsidiary, (ii) any holder of record or, to the knowledge of MKS, beneficial owner of five percent or more of the voting securities of MKS, or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(x)	Benefit Plans

(i)	Schedule 3.1(x)(i) to the MKS Disclosure Letter contains a true and complete list of all current MKS Benefit Plans. Complete copies of all current MKS Benefit Plans including, but not limited to, any trust instruments, insurance contracts and all amendments thereto have been made available or provided to PTC.

(ii)	Except as disclosed in Schedule 3.1(x)(ii) to the MKS Disclosure Letter for the provision of termination or severance pay or benefits pursuant to the terms of any MKS Benefit Plan or any individual employment agreement or offer letter, MKS and the MKS Subsidiaries have no liability for retiree life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for continuation of health coverage to the extent required under Section 4980B of the IRC or Section 601 eq seq. of ERISA (“COBRA”) or other applicable Laws and there has been no communication to employees by MKS or any MKS Subsidiary which could reasonably be interpreted to promise or guarantee such employees retiree health or life insurance or other retiree death benefits on a permanent basis.

(iii)	No MKS Benefit Plan is a “registered pension plan” as such term is defined in the Tax Act.

(iv)

Each MKS Benefit Plan has been operated, established, registered, amended, funded, administered and invested in all material respects in accordance with applicable Laws and its terms and any contributions required to be made under each MKS Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each MKS Benefit Plan have been properly accrued and reflected in accordance with the requirements of GAAP or United States generally accepted accounting principles in all material respects in the audited consolidated financial statements for MKS as at and for the fiscal year ended on April 30, 2010, including the notes thereto and in the unaudited consolidated financial statements for MKS as at and for the period ended January 31, 2011, including the notes thereto. Neither MKS nor any MKS Subsidiary has received, in the last six years, any notice questioning or challenging such compliance, and MKS has no knowledge of any such notice beyond the last six years. There is no investigation or claim (other than routine claims for payment of benefits) pending or, to the knowledge of MKS, threatened involving any MKS Benefit Plan or their assets for which MKS or any MKS Subsidiary may have any material liability, and no facts exist which would reasonably be expected to give rise to any such investigation or claim (other than routine claims for payment of benefits).

(v)	There has been no amendment to, announcement by MKS or any of the MKS Subsidiaries relating to, or change in employee participation or coverage under, any MKS Benefit Plan which would increase materially the expense of maintaining such plan to MKS or any MKS Subsidiary above the level of the expense incurred therefor for the most recent fiscal year. Except as provided in Section 2.9 or as disclosed in the MKS Public Documents or Schedule 3.1(q)(ii) to the MKS Disclosure Letter, neither the execution of this Agreement, nor the consummation of the Arrangement will (i) entitle any employees of MKS or any MKS Subsidiary to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the MKS Benefit Plans, or (iii) limit or restrict the right of MKS or, after the consummation of the Arrangement, PTC to merge, amend or terminate any of the MKS Benefit Plans.

(vi)	There are no entities other than MKS or any MKS Subsidiary participating in any MKS Benefit Plan.

(vii)	All data necessary to administer each MKS Benefit Plan is in the possession of MKS or the MKS Subsidiaries or their agents and is in a form which is sufficient for the proper administration of the MKS Benefit Plans in accordance with their terms and all Laws and such data is complete and correct in material respects.

(viii)	None of the MKS Benefit Plans, or any insurance contract relating thereto, require or permit a retroactive increase in premiums or payments, or require additional premiums or payments on termination of the MKS Benefit Plans or any insurance contact relating thereto.

(ix)	There is no entity (other than MKS and the MKS Subsidiaries) that together with MKS would be treated as a single-employer within the meaning of Section 414(b), (c), (m) or (o) of the IRC or Section 4001(b) of ERISA.

(x)	Each MKS Benefit Plan which is intended to be qualified under Section 401(a) of the IRC either has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion letter from the IRS and, to the knowledge of MKS, there are no circumstances that will or could reasonably be expected to result in revocation of any such favorable determination letter or opinion letter.

(xi)	No MKS Benefit Plan is or has been subject to Title IV of ERISA, Section 412 of the IRC or Section 302 or ERISA.

(xii)	No fiduciary of a MKS Benefit Plan has engaged in a transaction with respect to any MKS Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject MKS to a material tax or penalty imposed by either Section 4975 of the IRC or Section 502(1) of ERISA or a material violation of Section 406 of ERISA.

(xiii)	Neither MKS nor any MKS Subsidiary or ERISA Affiliate has ever maintained, sponsored, contributed to, been required to contribute to, or incurred any liability under any: (i) multi-employer plan as defined in Section 3(37) or Section 4001(a)(3) of ERISA, (ii) multiple employer plan as defined in Section 413(c) of the IRC, or any plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063(a) of ERISA, (iii) welfare benefit fund within the meaning of Section 419(e) of the IRC, or (iv) voluntary employees’ beneficiary association, within the meaning of Section 501(c)(9) of the IRC.

(xiv)	Neither MKS nor any MKS Subsidiary is a party to any contract or agreement, plan, or arrangement, including, without limitation, the consummation of the transactions or other events contemplated by this Agreement, concerning any person that, individually or collectively with other similar agreements, and taking into account any transactions or payments contemplated by this Agreement, could reasonably be expected to give rise to the payment of any amount that would not be deductible by MKS or any MKS Subsidiary by reason of Section 280G of the IRC. Neither MKS nor any MKS Subsidiary has any obligation to make any reimbursement or other payment to any such person with respect to any Tax imposed under Section 4999 of the IRC.

(xv)	Neither MKS nor any MKS Subsidiary or any ERISA Affiliate has any “leased employees” within the meaning of Section 414(n) of the IRC or any independent contractors or other individuals who provide employee type services but who are not recognized by MKS or any MKS Subsidiary as employees of MKS or such MKS Subsidiary.

(xvi)	All MKS Benefit Plans that are “nonqualified deferred compensation plans” within the meaning of Section 409A(d)(1) of the IRC comply with the IRC section 409A and the guidance issued thereunder, in form and in operation.

(y)	Restrictions on Business Activities. There is no judgement, injunction, order or decree binding upon MKS or any MKS Subsidiary that has or would reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of MKS or any MKS Subsidiary, any acquisition of property by MKS or any MKS Subsidiary or the conduct of business by MKS or any MKS Subsidiary as currently conducted.

(z)	Material Contracts. The MKS Data Room Information includes each of the Material Contracts described in clauses (d) and (f) of the definition of Material Contract. MKS and the MKS Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts. Neither MKS nor any of the MKS Subsidiaries is in breach or default under any Material Contract to which it is a party or bound, nor, to the knowledge of MKS, is there any condition that with the passage of time or the giving of notice or both would result in such a breach or default, other than breaches or defaults which would not, individually or in the aggregate, have a MKS Material Adverse Effect. To the knowledge of MKS, there has been no, and MKS has not received, written notice of, any breach or default under (nor, to the knowledge of MKS, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) or any threat to terminate any such Material Contract by any other party thereto. All Material Contracts are legal, valid and binding and in full force and effect and are enforceable by MKS (or a MKS Subsidiary, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity).

(aa)	Relationships with Suppliers. MKS has not received any written (or to the knowledge of MKS other) notice that any supplier intends to cancel, terminate or otherwise modify or not renew its agreement, contract, arrangement or its supply relationship with MKS or any MKS Subsidiary, and, to the knowledge of MKS, no such action has been threatened, which, in either case, individually or in the aggregate, would have a MKS Material Adverse Effect.

(bb)	Brokers. Except for the fees to be paid to Mooreland Partners LLC pursuant to its engagement letter with MKS, a true and complete copy of which has been made available to PTC, none of MKS, any MKS Subsidiary, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

(cc)

Reporting Issuer Status. MKS is a “reporting issuer” and not on the list of reporting issuers in default under applicable Securities Laws in each of the provinces of Canada in which such concept exists and is not in default of any material requirements of any Securities Laws. To the knowledge of MKS, no delisting, suspension of trading in or cease trading order with respect to any securities of MKS or any prohibition on the sale of any securities of MKS and, to the knowledge of MKS, no inquiry or investigation (formal or informal) of any Governmental Entity, is pending, in effect or ongoing or threatened.

(dd)	Shareholder Rights Plan. Other than the MKS Shareholder Rights Plan MKS does not have in place, and the MKS Common Shareholders have not adopted or approved, any shareholder rights plan or a similar plan giving rights to acquire additional MKS Common Shares upon execution or performance of the obligations under this Agreement.

(ee)	Corrupt Practices Legislation. Neither MKS, the MKS Subsidiaries and affiliates, nor any of their respective officers, directors or employees acting on behalf of MKS or any MKS Subsidiary or affiliate has taken, committed to take or been alleged to have taken any action which would cause MKS or any MKS Subsidiary or affiliate to be in violation of the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Law of similar effect of any other jurisdiction (including the Foreign Corrupt Practices Act of the United States) and, to the knowledge of MKS, no such action has been taken by any of its agents, representatives or other Persons acting on behalf of MKS or any MKS Subsidiary or affiliate.

(ff)	United States Securities Laws. The MKS Common Shares are held of record (within the meaning of Rule 12g5-1 under the 1934 Act) by fewer than 500 persons; or the MKS Common Shares are held by fewer than 300 holders resident in the United States (calculated as required by Rule 12g3-2(a)); or MKS has complied with the requirements of Rule 12g3-2(b) under the 1934 Act.

(gg)	Voting Requirements. The affirmative votes at the MKS Meeting or any adjournment or postponement thereof of (i) at least two-thirds of the votes cast on the Arrangement Resolution by the MKS Common Shareholders present in person or represented by proxy at the MKS Meeting, voting as a single class, and (ii) such other approval as is required by MI 61-101, are the only votes of the MKS Common Shareholders necessary to approve or adopt the Arrangement or to consummate the Arrangement.

(hh)	No Collateral Benefit. Except as disclosed in Schedule 3.1(hh) to the MKS Disclosure Letter, to the knowledge of MKS and assuming the accuracy of PTC’s representation and warranty in Section 4.1(h), no related party of MKS (within the meaning of MI 61-101) will receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the Arrangement. Except as disclosed in Schedule 3.1(hh) to the MKS Disclosure Letter, no minority approval (within the meaning of such instrument and assuming that no related party of MKS will receive a collateral benefit as a consequence of the Arrangement and assuming the accuracy of PTC’s representation and warranty in Section 4.1(h)) and no formal valuation (within the meaning of such instrument) is required under such instrument in connection with the Arrangement.

(ii)	Confidentiality and Standstill Agreements. MKS has made available to PTC true and complete copies, except for information which would identify any counterparty thereto, of (i) any agreement which is still in force and effect pursuant to which it has agreed to provide to any Person other than PTC access to information in respect of MKS and/or any of the MKS Subsidiaries in the context of any direct or indirect acquisition or purchase of MKS (through any form of share or asset purchase) and such Person has agreed to keep the information confidential and (ii) any agreement which is still in force and effect containing a “standstill” provision in respect of the acquisition of MKS Common Shares or the acquisition by MKS of the shares of another Person, other than, in each case, the Confidentiality Agreement.

(jj)	Indemnity Claims. To the knowledge of MKS, there is no claim, action, proceeding or investigation pending or threatened against or relating to any director or officer of MKS or any MKS Subsidiary in respect of which the director or officer could be entitled to claim an indemnity from MKS, either pursuant to the by-laws of MKS or any such MKS Subsidiary or otherwise, before or by any Governmental Entity or other third party nor to the knowledge of MKS are there any events or circumstances which would reasonably be expected to give rise to any such claim, action, proceeding or investigation.

(kk)	Cash. As of the date hereof, (A) the MKS Cash set forth in Schedule 3.1(kk)(A) of the MKS Disclosure Schedule is accurate; and (B) the MKS Cash forecast set forth in Schedule 3.1(kk)(B) of the MKS Disclosure Letter has been prepared using assumptions that reflect MKS’s management’s intended course, as at March 28, 2011, for the periods covered, given the judgement of MKS’s management as to the most probable set of economic conditions, provided that nothing in this Section 3.1(kk)(B) shall be construed as a representation or warranty that (i) such assumptions will prove to be accurate, or (ii) actual results for the forecast period will not vary from such MKS Cash forecast or that such variations will not be material.

3.2	Survival of Representations and Warranties

The representations and warranties of MKS contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PTC AND ACQUIRECO

4.1	Representations and Warranties

Each of PTC and Acquireco hereby represents and warrants to MKS as follows, and acknowledges that MKS is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Organization and Qualification. PTC is duly incorporated and validly existing under the laws of The Commonwealth of Massachusetts and has full corporate power and authority to own its assets and conduct its business as now owned and conducted. Acquireco is duly incorporated as an unlimited liability company under the laws of Nova Scotia and has full corporate power and authority to own its assets and conduct its business as now owned and conducted. Each of PTC and Acquireco has full power and authority to own its respective assets and conduct its respective business as now owned and conducted.

(b)	Authority Relative to this Agreement. Each of PTC and Acquireco has the requisite power and authority to enter into this Agreement and to perform its respective obligations hereunder. The execution and delivery of this Agreement by each of PTC and Acquireco and the consummation by each of PTC and Acquireco of the transactions contemplated by this Agreement have been duly authorized by each of PTC and Acquireco and no other proceedings on the part of either PTC or Acquireco are necessary to authorize this Agreement. This Agreement has been duly executed and delivered by each of PTC and Acquireco and constitutes a valid and binding obligation of each of PTC and Acquireco, enforceable by MKS against PTC and Acquireco in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Conflict. The execution and delivery by PTC and Acquireco of this Agreement and the performance by each of PTC and Acquireco of its respective obligations hereunder and the completion of the Arrangement will not violate, conflict with or result in a breach of any provision of the respective constating documents of PTC or Acquireco and will not: (a) violate, conflict with or result in a breach of: (i) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, Authorization, licence or permit to which PTC or Acquireco is a party or by which PTC or Acquireco is bound where such event would materially impact the ability of PTC or Acquireco to complete the Arrangement, including the Credit Facilities; or (ii) subject to the government filings and other matters set forth in Subsection 4.1(d) below, any Law to which PTC or Acquireco is subject or by which PTC or Acquireco is bound; (b) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit of PTC or Acquireco where such event would materially impair the ability of PTC or Acquireco to complete the Arrangement.

(d)

Governmental Authorization. The execution, delivery and performance by PTC and Acquireco of this Agreement and the consummation by PTC and Acquireco of the Arrangement require no consent, approval or authorization of or any action by or in respect of, or filing, recording, registering or publication with, or notification to any Governmental Entity other than (i) any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Director under the OBCA; (iv) the Regulatory Approvals (including the German Competition Act

Approval); (v) compliance with any applicable Securities Laws and rules and policies of the NASDAQ; (v) filings under U.S. state Securities Laws; and (vi) any actions or filings the absence of which would not be reasonably expected to have, individually or in the aggregate, prevent materially impede or materially delay the ability of PTC or Acquireco to consummate the Transactions or perform any of its respective obligations hereunder.

(e)	Financing. PTC has delivered to MKS a copy of an executed confirmation of commitment letter (the “Confirmation Commitment Letter”), dated as of the date hereof, from JPMorgan Chase Bank, N.A. (the “Lenders”) addressed to PTC. Pursuant to the Confirmation Commitment Letter and subject to the terms and conditions contained therein, the Lenders have confirmed the availability under PTC’s existing credit facilities (the “Credit Facilities”) of not less than U.S.$300 million in aggregate principal amount of debt financing to PTC on or before the Effective Date (the “Debt Financing”) for the purpose of funding, through Acquireco, all amounts payable by PTC or Acquireco pursuant to the Arrangement. The obligations to fund the commitments described in the Confirmation Commitment Letter are not subject to any condition other than those set forth therein. PTC has no knowledge of any fact or occurrence that has or would reasonably be expected to (i) make any of the assumptions or statements set forth in the Confirmation Commitment Letter inaccurate, (ii) cause the Confirmation Commitment Letter to be ineffective or the Debt Financing to not be available, or (iii) cause any of the conditions set forth in the Confirmation Commitment Letter not to be satisfied. The Credit Facilities are in full force and effect and PTC is not in default thereunder and no event has occurred, including the execution, delivery and performance by PTC of this Agreement or the consummation of the transactions contemplated hereby, which, with notice or lapse of time or both, would constitute a default thereunder. Subject to the terms and conditions of the Confirmation Commitment Letter, the funds contemplated to be received pursuant to the Debt Financing, together with available funds and cash equivalents that PTC has on hand, holds or has available to it (collectively, the “Available Cash”), are sufficient to provide that PTC will, at the Effective Time, have sufficient funds to pay the aggregate Consideration under the Arrangement and to make all other payments required to be made or caused to be made by PTC or Acquireco pursuant to the Arrangement in accordance with the terms of this Agreement.

(f)	Acquireco. Acquireco is and will, at all times up to the Effective Time, be an indirect, wholly-owned Subsidiary of PTC.

(g)

Litigation. There is no claim, action, suit, proceeding, investigation or arbitration pending or, to the knowledge of PTC, threatened against PTC or any of its Subsidiaries, including, for greater certainty, Acquireco, which, if adversely determined, would materially impair the ability of PTC or Acquireco to complete the Arrangement or impede or materially delay the completion of the Arrangement nor, to the knowledge of PTC, are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, suit, proceeding, investigation or arbitration. Neither PTC nor any of its Subsidiaries, including, for greater certainty, Acquireco, is subject to any outstanding order, writ, injunction or decree which would materially impair the ability of PTC or Acquireco to complete the Arrangement or impede or materially delay the completion of the Arrangement.

(h)	MKS Securities. None of PTC, Acquireco or any of their respective affiliates or any “joint actor” (as defined in MI 61-101) thereof beneficially owns or exercises control or direction over any securities of MKS. None of PTC, Acquireco or any of their respective affiliates or any “joint actor” has any agreement, commitment or understanding with any “related party” of MKS that would constitute a “collateral benefit” under MI 61-101.

4.2	Survival of Representations and Warranties

The representations and warranties of PTC contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5

COVENANTS

5.1	Covenants of MKS Regarding the Conduct of Business

MKS covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, unless PTC shall otherwise agree in writing, such consent not to be unreasonably withheld, conditioned or delayed, or as otherwise expressly contemplated or permitted by this Agreement or set forth in Schedule 5.1 of the MKS Disclosure Letter:

(a)	MKS shall, and shall cause each of the MKS Subsidiaries to, conduct its and their respective businesses only in, not take any action except in, and maintain their respective facilities in, the ordinary course of business and to use commercially reasonable efforts to preserve intact, in all material respects, its and their present business organization and goodwill, to preserve intact MKS and its properties and assets, including all MKS IP, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships consistent with past practice with suppliers, tenants, employees, Governmental Entities and others having business relationships with them;

(b)	without limiting the generality of Subsection 5.1(a), MKS shall not, directly or indirectly, and shall cause each of the MKS Subsidiaries not to:

(i)

issue, sell, grant, award, pledge, dispose of, encumber or agree to issue, sell, grant, award, pledge, dispose of or encumber any MKS Shares, any MKS Options, any MKS RSUs or any warrants, calls, conversion privileges or rights of any kind to acquire any MKS Shares or other securities or any shares of the MKS Subsidiaries (including, for greater certainty, MKS Options and MKS RSUs) other than pursuant to the exercise of existing MKS Options and vesting of MKS RSUs;

(ii)	except in the ordinary course of business, sell, pledge, lease, dispose of, mortgage, encumber or agree to sell, pledge, dispose of, mortgage, encumber or otherwise transfer any of the properties or assets of MKS or any interest in any of its properties or any of its other assets;

(iii)	amend or propose to amend the articles, by-laws or other constating documents or the terms of any securities of MKS or any MKS Subsidiary;

(iv)	enter into, or, waive, release, grant, transfer, exercise, modify or amend any existing contractual rights under, any Material Contract, other than entering into any Material Contract of the nature described in clause (e) of the definition of Material Contract for the purposes of generating revenue;

(v)	split, combine or reclassify any outstanding MKS Common Shares or the securities of any MKS Subsidiary;

(vi)	redeem, purchase or offer to purchase any MKS Common Shares or other securities of MKS or any shares or other securities of the MKS Subsidiaries;

(vii)	other than the dividend for the quarter ended January 31, 2011 payable on April 14, 2011 to MKS Common Shareholders of record on March 31, 2011 at the rate of US$0.20 per MKS Common Share declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any MKS Common Shares except, in the case of any of MKS’s wholly-owned Subsidiaries, for dividends payable to MKS;

(viii)	reorganize, amalgamate or merge MKS or any MKS Subsidiary with any other Person, other than MKS or a MKS Subsidiary;

(ix)	reduce the stated capital of the shares of MKS;

(x)	(A) purchase any property or assets of any other Person exceeding $250,000 other than in the ordinary course of business and capital expenditures permitted pursuant to Section 5.1(e)(i), (B) acquire or agree to acquire by merger, amalgamation, acquisition of shares or assets or otherwise, any Person, or (C) make any investment either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries) or property transfer in or to any other Person;

(xi)	incur, create, assume or otherwise become liable for any indebtedness for borrowed money or issue any debt securities, or guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other Person or make any loans or advances;

(xii)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of MKS or any MKS Subsidiary;

(xiii)	pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, liabilities or obligations other than the payment, discharge or satisfaction of liabilities reflected or reserved against in MKS’s financial statements or incurred in the ordinary course of business;

(xiv)	waive, release, grant, transfer, exercise, modify or amend in any material respect, (i) any material existing contractual rights in respect of any properties or assets, or (ii) any material Authorization, in each case other than in the ordinary course of business;

(xv)	take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits necessary to conduct its businesses as now conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities;

(xvi)	accelerate accounts receivable, incur business expenses other than in the ordinary course of business or delay the payment of business expenses, in each case other than in the ordinary course of business; or

(xvii)	(A) increase the benefits payable or to become payable; (B) enter into or modify any employment, termination, severance, change of control, retention, completion or similar agreements or arrangements; or (C) grant any bonuses, salary increases, severance, termination, retention or completion pay, in each case other than to or with (y) any employee of MKS or any MKS Subsidiary in the ordinary course of business consistent with MKS’s current human resources practices, as required by applicable Law, pursuant to Contracts entered into as of the date of this Agreement, or pursuant to MKS’s existing bonus program in the ordinary course of business consistent with MKS’s current human resources practices and (z) officers and directors of MKS or any MKS Subsidiary as required by applicable Law or pursuant to Contracts entered into as of the date of this Agreement.

(c)	except as contemplated or permitted by this Agreement, MKS shall not, and shall cause each of the MKS Subsidiaries not to, establish, adopt, enter into, amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any bonus, profit sharing, thrift, incentive, compensation, stock option, restricted stock, pension, retirement, deferred compensation, savings, welfare, employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers, current or former employees of MKS or the MKS Subsidiaries;

(d)	MKS shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(e)	MKS shall:

(i)	except as set forth in Schedule 5.1(e)(i) to the MKS Disclosure Letter, not incur any capital expenditures or enter into any agreement obligating MKS or any MKS Subsidiary to provide for future capital expenditures, in each case in excess of $250,000 in the aggregate; and

(ii)	not make any change in its methods of accounting, except as required by GAAP or United States generally accepted accounting principles or as required due to its transition to IFRS or applicable Law;

(f)	MKS shall and shall cause each of the MKS Subsidiaries to:

(i)	duly and timely file all Tax Returns required to be filed by it on or after the date hereof and before the Effective Date and all such Tax Returns will be true, complete and correct in all material respects;

(ii)	timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable;

(iii)	not make or rescind any material express or deemed election relating to Taxes;

(iv)	not consent to any extension or waiver of any limitation period with respect to Taxes;

(v)	not amend any Tax Return or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its income Tax Return for the taxation year ended April 30, 2006 and each subsequent taxation year, except as may be required by applicable Laws; and

(vi)	not knowingly undertake any reorganization of MKS or any MKS Subsidiary or enter into any transaction or series of transactions that would have the effect of preventing PTC from obtaining the benefit of a “tax cost bump” pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of non-depreciable capital property directly owned by MKS at the Effective Time, and for the purposes of this clause (vi) the following shall be excepted (A) transactions or activities undertaken in the ordinary course of business consistent with prior practice and (B) transactions contemplated by this Agreement or completed at the request of PTC.

(g)	MKS shall not initiate any material discussions, negotiations or filings with any Governmental Entity with respect to the Arrangement or the transactions contemplated by this Agreement without the prior consent of PTC, such consent not to be unreasonably withheld, delayed or conditioned, and further agrees to provide PTC with prompt (and in any event within one business day) notice of any material communication (whether oral or written) from a Governmental Entity, including a copy of any written communication; and

(h)	MKS shall not authorize or propose, or enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other Subsections of this Section 5.1.

5.2	Covenants of MKS Relating to the Arrangement

During the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, MKS shall, and shall cause the MKS Subsidiaries to, perform all obligations required to be performed by MKS or any MKS Subsidiary under this Agreement, co-operate with PTC in connection therewith, and do all such other acts and things within its power as may be necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and, without limiting the generality of the foregoing or the obligations in Section 2.5 of this Agreement, MKS shall and, where applicable, shall cause the MKS Subsidiaries to:

(a)	use commercially reasonable efforts to obtain the requisite approval of the MKS Common Shareholders to the Arrangement Resolution at the MKS Meeting in accordance with Section 2.3(a), including participating in presentations to MKS Common Shareholders and submitting the Arrangement Resolution for approval by the MKS Common Shareholders at the MKS Meeting, except to the extent that this Agreement has been terminated in accordance with its terms;

(b)	defend all lawsuits or other legal, regulatory or other proceedings against MKS challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(c)	promptly advise PTC of any written notice of dissent or purported exercise by any MKS Common Shareholder of Dissent Rights received by MKS in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by MKS and, subject to applicable Laws, any written communications sent by or on behalf of MKS to any MKS Common Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution and MKS shall not make any payment or settlement offer, or agree to any such settlement, prior to the Effective Time with respect to any such notice of dissent or purported exercise of Dissent Rights unless PTC shall have given its prior written consent to such payment, settlement offer or settlement, as applicable;

(d)	promptly (and in any event within 12 hours) advise PTC orally and, if then requested, in writing of any event, change or development that has a MKS Material Adverse Effect or resulted in any material adverse change in any fact set forth in the MKS Disclosure Letter;

(e)	furnish promptly to PTC a copy of each notice, report, schedule or other document or communication delivered or filed by MKS in connection with the Arrangement or the MKS Meeting with any Governmental Entity;

(f)	provide, on a timely basis, all commercially reasonable cooperation as may be reasonably requested by PTC to promote the Arrangement with the holders of shares of PTC, including participation in investor meetings upon reasonable notice;

(g)	provide, on a timely basis, all reasonable cooperation in connection with any dealings by PTC with any Taxing Authority or Governmental Entity with oversight of any Tax matters concerning any element of the Arrangement (including, without limitation, any element that may be effected after the Effective Time by PTC) as may be requested by PTC; and

(h)	unless otherwise directed by PTC, at least five business days prior to the Effective Time, take any and all actions required to terminate each MKS Benefit Plan qualified under Section 401(a) of the IRC and containing an IRC Section 401(k) cash or deferred arrangement as of a date no later than one day prior to the Effective Time, but subject to the consummation of the Arrangement, which actions shall include providing to PTC executed resolutions terminating such plan(s).

5.3	Covenants of PTC Relating to the Arrangement

PTC shall, and shall cause its Subsidiaries, including Acquireco, to perform all obligations required to be performed by PTC under this Agreement, co-operate with MKS in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing or the obligations in Section 2.5 of this Agreement, PTC shall:

(a)	at all times from the date hereof to the Effective Date, have available the Available Cash and the Debt Financing, and shall provide a certificate of the Chief Financial Officer or other authorized officer of PTC as to the availability of the Available Cash and the Debt Financing within three business days upon the reasonable request of MKS to provide such certificate and notify MKS on a timely basis if it has any reason to believe that the Available Cash and the Debt Financing will not be available as contemplated by this Agreement;

(b)	furnish promptly to MKS a copy of each notice, report, schedule or other document or communication delivered or filed by PTC in connection with the Arrangement or the MKS Meeting with any Governmental Entity;

(c)	defend all lawsuits or other legal, regulatory or other proceedings against PTC challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(d)	within 15 business days after the Effective Time, file a registration statement on Form S-8 (the “S-8 Registration Statement”) with the SEC to register the PTC Shares to be issued from time to time after the Effective Time upon exercise of Replacement Options issued pursuant to the terms of this Agreement and the Plan of Arrangement; PTC shall use commercially reasonable efforts to maintain the effectiveness of the S-8 Registration Statement for so long as Replacement Options remain outstanding;

(e)	prior to or in connection with the Effective Time, submit to NASDAQ a notification of additional shares with respect to PTC Shares to be issued upon the due exercise of the Replacement Options.

5.4	Mutual Covenants

(a)	Subject to the terms and conditions of this Agreement, each of the Parties shall use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the transactions as soon as practicable, including:

(i)	using, and in the case of MKS, causing the MKS Subsidiaries to use, their commercially reasonable efforts to obtain all required Regulatory Approvals. Without limiting the generality of the foregoing, the Parties shall file as soon as practicable a request to the Bundeskartellamt that it grant to the Parties clearance of the Arrangement. PTC shall be responsible for the filing fee that must be submitted in connection with seeking German Competition Act Approval. The Parties shall each use their commercially reasonable efforts to satisfy, as soon as reasonably possible, all requests for additional information and documentation received from the Bundeskartellamt in respect of the German Competition Act Approval. The Parties will coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested by the other Party, including providing the other Party with copies in advance and reasonable opportunity to comment on all notices, submissions, filings and information supplied to or filed with the Bundeskartellamt to obtain the German Competition Act Approval (except for notices and information which PTC or MKS, acting reasonably, considers highly confidential and competitively sensitive, which then shall be provided on an outside counsel only basis to external counsel for the other Party), and all notices and correspondence received from the Commissioner. PTC and its counsel, and MKS and its counsel, shall not attend any meetings in person or by telephone where substantive issues are discussed with the Bundeskartellamt or any Governmental Entity in connection with the transactions contemplated by this Agreement unless it provides the other Party with a reasonable opportunity to attend such meetings;

(ii)

using, and in the case of MKS, causing the MKS Subsidiaries to use, and, in the case of PTC, causing its Subsidiaries to use, commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to consummate the Arrangement, except as permitted or contemplated by this Agreement;

(iii)	carrying out the terms of the Interim Order and the Final Order applicable to it and complying promptly with all requirements which applicable Laws may impose on it or its Subsidiaries with respect to the transactions contemplated hereby;

(iv)	preparing and filing as promptly as practicable, and in any event prior to the expiration of any legal deadline, all necessary documents, registrations, statements, petitions, filings and applications for the Regulatory Approvals and using their commercially reasonable efforts to obtain and maintain such Regulatory Approvals; and

(v)	not taking any action, or failing to take any commercially reasonable action, or permit any of its Subsidiaries to take any action or fail to take any commercially reasonable action, which action or failure is inconsistent with this Agreement or which would reasonably be expected to impede or delay the completion of the Arrangement, in each case, except as specifically permitted by this Agreement.

(b)	The Parties shall cooperate in the preparation of any application for the Regulatory Approvals and any other orders, clearances, consents, rulings, exemptions, no-action letters and approvals reasonably deemed by PTC or MKS to be necessary to discharge their respective obligations under this Agreement or otherwise advisable under applicable Laws in connection with the Arrangement and this Agreement. In connection with the foregoing, each Party shall furnish, on a timely basis, all information as may be reasonably required by another Party or by any Governmental Entity to effectuate the foregoing actions, and each covenants that, to its knowledge, no information so furnished by it in writing shall contain a misrepresentation.

(c)	Each Party shall consult with, and consider in good faith any suggestions or comments made by, any other Party with respect to the documentation relating to the Regulatory Approvals process, provided that, to the extent any such document contains any information or disclosure relating to a Party or any affiliate of a Party, such Party shall have approved such information or disclosure prior to the submission or filing of any such document (which approval shall not be unreasonably withheld or delayed).

(d)

Subject to applicable Laws, the Parties shall cooperate with and keep each other fully informed as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals, and shall promptly notify each other of any communication from any Governmental Entity in respect of the Arrangement or this Agreement, and each Party shall not make any submissions or filings, participate in any meetings or any material conversations with any Governmental Entity in respect of any filings, investigations or other inquiries related to the

Arrangement or this Agreement unless it consults with the other Parties in advance and, to the extent not precluded by such Governmental Entity, gives the other Parties the opportunity to review drafts of any submissions or filings, or attend and participate in any communications or meetings. Notwithstanding the foregoing, submissions, filings or other written communications with any Governmental Entity may be redacted as necessary before sharing with any other Party to address reasonable attorney-client or other privilege or confidentiality concerns, provided that external legal counsel to PTC and MKS shall receive non-redacted versions of drafts or final submissions, filings or other written communications to any Governmental Entity on the basis that the redacted information shall not be shared with their respective clients. The Parties shall request that the Regulatory Approvals be processed by the applicable Governmental Entity on an expedited basis and, to the extent that a public hearing is held, the Parties shall request the earliest possible hearing date for the consideration of the Regulatory Approvals.

(e)	Each of PTC and MKS shall promptly notify the other if at any time before the Effective Time it becomes aware that:

(i)	any application for a Regulatory Approval or other filing under applicable Laws made in connection with this Agreement, the Arrangement or the transactions contemplated herein contains a misrepresentation; or

(ii)	any Regulatory Approval or other order, clearance, consent, ruling, exemption, no-action letter or other approval applied for as contemplated herein which has been obtained contains or reflects or was obtained following submission of any application, filing, document or submission as contemplated herein that contained a misrepresentation, such that an amendment or supplement to such application, filing, document or submission or order, clearance, consent, ruling, exemption, no-action letter or approval may be necessary or advisable. In such case, the Parties shall cooperate in the preparation of such amendment or supplement as required.

(f)	Notwithstanding anything in this Agreement to the contrary, if any objections are asserted with respect to the Arrangement under any applicable Law, or if any proceeding is instituted or threatened by any Governmental Entity challenging or which would reasonably be expected to lead to a challenge of any of the Arrangement as violative of or not in compliance with the requirements of any applicable Law, the Parties shall use their commercially reasonable efforts consistent with the terms hereof to resolve such proceeding so as to allow the Effective Time to occur on or prior to the Outside Date.

5.5	Pre-Acquisition Reorganization

(a)

MKS agrees that, upon the written request by PTC, MKS shall, and shall cause each MKS Subsidiary to, at the expense of PTC, (i) effect such reorganizations of MKS or the MKS Subsidiaries’ business, operations and assets or such other transactions as PTC may request, acting reasonably (each a “Pre-Acquisition

Reorganization”) and (ii) co-operate with PTC and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided, however, that neither MKS nor any MKS Subsidiary need affect any Pre-Acquisition Reorganization which, in the opinion of MKS, acting reasonably, (A) would require the approval of the MKS Common Shareholders, (B) would be prejudicial to MKS, any MKS Subsidiary or the MKS Common Shareholders in any respect, (C) would reduce the Consideration to be received by MKS Common Shareholders or any amount to be received by any holder of MKS Options pursuant to Section 2.9(a) or holder of MKS RSU pursuant to Section 2.9(b), (D) would interfere with the ongoing operations of MKS or any MKS Subsidiary, (E) unless agreed by MKS, would require any filing with, notification to or approval of any Governmental Entity or third party prior to the Effective Date, (F) would require MKS or any MKS Subsidiary to contravene any applicable Laws or its respective organizational documents or any Contract, (G) would result in Taxes being imposed on, or other adverse Tax consequences to, the MKS Common Shareholders generally that is incrementally greater than the Taxes imposed on or other consequences to the MKS Common Shareholders in connection with the completion of the Arrangement in the absence of such Pre-Acquisition Reorganization, or (H) would impede or materially delay the completion of the Arrangement. Furthermore, any such Pre-Acquisition Reorganization shall not become effective until immediately prior to the Effective Time following the satisfaction or waiver of all conditions precedent to completion of the Arrangement. PTC acknowledges and agrees that no Pre-Acquisition Reorganization shall be considered in determining whether a representation, warranty or covenant of MKS hereunder has been breached. PTC shall provide written notice to MKS of any proposed Pre-Acquisition Reorganization at least ten (10) business days prior to the Effective Time. Upon receipt of such notice, PTC and MKS shall work co-operatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, provided that such cooperation shall not require any director, officer, employee or agent of MKS or any MKS Subsidiary to take any action in any capacity other than as a director, officer, employee or agent of MKS or a MKS Subsidiary. PTC shall indemnify MKS, the MKS Subsidiaries and their respective officers, directors, employees, agents, advisors and representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization.

(b)	If the Arrangement is not completed, PTC shall pay the implementation costs of the Pre-Acquisition Reorganization and any direct or indirect costs and liabilities of MKS and the MKS Subsidiaries, including employment costs, Taxes and liabilities as well as any costs, taxes and liabilities that may be incurred to unwind any such Pre-Acquisition Reorganization (including actual out-of-pocket costs and expenses for filing fees and external counsel).

5.6	Cash Deposit

MKS shall take all action to ensure that it shall have, 24 hours prior to the Effective Time and immediately prior to the Effective Time (including amounts transferred to the Depositary as required by the Plan of Arrangement), in cash not less than the amount contemplated for payment by MKS for the Vested MKS Options under Subsection 3.1(b) of the Plan of Arrangement. In connection with the completion of the Plan of Arrangement and as set forth in the Plan of Arrangement, at or before the Effective Time, MKS will deposit or cause to be deposited with the Depositary the aggregate money required for payments in respect of the Vested MKS Options pursuant to Section 3.1(b) of the Plan of Arrangement.

ARTICLE 6

CONDITIONS

6.1	Mutual Conditions Precedent

The respective obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual written consent of the Parties:

(a)	the MKS Common Shareholder Approval shall have been obtained in accordance with the Interim Order;

(b)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to MKS and PTC, acting reasonably, on appeal or otherwise;

(c)	no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement or the other transactions contemplated by this Agreement;

(d)	no proceeding shall be pending or overtly threatened by or before any Governmental Entity seeking an injunction, judgment, decree or other order to prevent or challenge the consummation of the Arrangement or the other transactions contemplated by this Agreement;

(e)	German Competition Act Approval shall have been obtained; and

(f)	this Agreement shall not have been terminated pursuant to Article 8.

6.2	Additional Conditions Precedent to the Obligations of PTC

The obligation of PTC to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of PTC and may be waived by PTC):

(a)	all covenants of MKS under this Agreement to be performed on or before the Effective Time which have not been waived by PTC in writing shall have been duly performed by MKS in all material respects and PTC shall have received a certificate of MKS addressed to PTC and dated the Effective Date, signed on behalf of MKS by two senior executive officers of MKS (on MKS’s behalf and without personal liability), confirming the same as at the Effective Time;

(b)	the representations and warranties of MKS set forth in Article 3 shall be true and correct in all respects (disregarding for purposes of this Subsection 6.2(b) any materiality, or MKS Material Adverse Effect qualification contained in any such representation or warranty) as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except where the failure to be so true and correct in all respects has not had or would not have a MKS Material Adverse Effect, and PTC shall have received a certificate of MKS addressed to PTC and dated the Effective Date, signed on behalf of MKS by two senior executive officers of MKS (on MKS’s behalf and without personal liability), confirming the same as at the Effective Time;

(c)	there shall not be pending or threatened in writing any suit, action or proceeding by any Governmental Entity that is reasonably likely to result in a:

(i)	prohibition or restriction on the acquisition by PTC of any MKS Common Shares, restriction or prohibition of the consummation of the Arrangement or a Person obtaining from MKS or PTC any material damages directly or indirectly in connection with the Arrangement;

(ii)	prohibition or material limit on the ownership by PTC of MKS or any material portion of its business; or

(iii)	imposition of material limitations on the ability of PTC to acquire or hold, or exercise full rights of ownership of, any MKS Common Shares, including the right to vote the MKS Common Shares to be acquired by it on all matters properly presented to the MKS Common Shareholders;

(d)	holders of no more than 10% of the MKS Common Shares shall have exercised Dissent Rights;

(e)	the MKS Board shall have taken all necessary action required by, and in accordance with, the MKS Stock Option Plans and the MKS RSU Plan in order to give effect to Section 2.9; and

(f)	the MKS Board shall have suspended the MKS Employee Share Purchase Plan effective April 6, 2011 and shall have terminated such plan and returned all cash and property to each participant in the MKS Employee Share Purchase Plan in accordance with the terms thereof prior to the Effective Time.

The foregoing conditions will be for the sole benefit of PTC and may be waived by it in whole or in part at any time.

6.3	Additional Conditions Precedent to the Obligations of MKS

The obligation of MKS to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of MKS and may be waived by MKS):

(a)	all covenants of PTC and Acquireco under this Agreement to be performed on or before the Effective Time which have not been waived by MKS in writing shall have been duly performed by PTC or Acquireco in all material respects and MKS shall have received a certificate of PTC, addressed to MKS and dated the Effective Date, signed on behalf of PTC by two of its senior executive officers (on PTC’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)	the representations and warranties of PTC set forth in this Agreement shall be true and correct in all respects, as of the Effective Time, as though made on and as of the Effective Time except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected individually or in the aggregate to materially impair PTC’s ability to complete the Arrangement or impede or materially delay completion of the Arrangement, and MKS shall have received a certificate signed on behalf of PTC by two senior executive officers of PTC (on PTC’s behalf and without personal liability) to this effect; and

(c)	PTC shall have complied with its obligations under Section 2.10 and the Depositary shall have confirmed receipt of the Aggregate Consideration.

The foregoing conditions will be for the sole benefit of MKS and may be waived by it in whole or in part at any time.

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released following filing of the Articles of Arrangement with the consent of the Parties in accordance with the terms of this Agreement.

ARTICLE 7

ADDITIONAL AGREEMENTS

7.1	MKS Non-Solicitation

(a)	On and after the date of this Agreement, except as otherwise expressly provided in this Section 7.1, MKS and the MKS Subsidiaries shall not, directly or indirectly, through any officer, director, employee, advisor, representative, agent or otherwise:

(i)	make, solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers from any other Person (including any of its officers or employees) relating to or that may reasonably be expected to lead to, any Acquisition Proposal;

(ii)	engage in any discussions or negotiations regarding, or offer or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to make or complete, any Acquisition Proposal, provided that MKS may advise any Person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute (and the MKS Board does not reasonably expect it to lead to) a Superior Proposal when the MKS Board has so determined;

(iii)	effect a MKS Change in Recommendation; or

(iv)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal.

(b)	MKS warrants and covenants that it has ceased and shall cause to be terminated any existing solicitations, discussions or negotiations with any Person (other than PTC and its affiliates) with respect to any proposal or matter that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal and, in connection therewith, MKS has discontinued access to any of its confidential information (and will not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, and exercise all rights it has to require, the return or destruction of all confidential information previously provided to any Person in connection therewith to the extent such information has not already been returned or destroyed. MKS further warrants that it has not entered into, participated in, or facilitated any solicitations, discussions or negotiations with any Person (other than PTC) with respect to any proposal or matter that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal since February 28, 2011. MKS agrees not to release any third party (other than PTC) from any confidentiality, non-solicitation or standstill agreement to which such third party is a party, or terminate, modify, amend or waive the terms thereof and MKS undertakes to enforce, or cause the MKS Subsidiaries to enforce, all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any MKS Subsidiary has entered into prior to the date hereof or enters into after the date hereof. MKS represents and warrants that it has not waived any standstill or similar agreement or restriction to which MKS or a MKS Subsidiary is a party. MKS shall not waive the application of the MKS Shareholder Rights Plan in favour of any third party (other than a waiver thereof deemed to have occurred under the terms of Section 5.18(b) of the MKS Shareholder Rights Plan) except as requested in writing by PTC.

(c)

From and after the date of this Agreement, MKS shall promptly provide notice to PTC of any unsolicited bona fide Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to an Acquisition Proposal or any amendments to the terms of any Acquisition Proposal or any request for non-public information relating to MKS or any MKS Subsidiary in connection with such an Acquisition Proposal or for access to the properties, books or records of MKS or any MKS Subsidiary by any Person (other than PTC or any of its affiliates) that informs MKS, any member of the MKS Board or such MKS Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to PTC shall be made first orally and then promptly (and in any event within 24 hours of receipt thereof by MKS) in writing and shall indicate the identity of the Person making such proposal, inquiry or contact, all material terms thereof and such other details of the proposal, inquiry or contact as are known to MKS, and shall include copies of any such proposal, inquiry, offer or request which is in written form or any amendment to any of the foregoing received by MKS. MKS shall keep PTC promptly and fully informed of the status, including any change to the material terms, of any such Acquisition Proposal, offer, inquiry or request and will respond promptly to all inquiries by PTC with respect thereto.

(d)

Notwithstanding any other provision of this Agreement, if at any time following the date of this Agreement and prior to obtaining the MKS Common Shareholder Approval, MKS receives a request for non-public information from a Person who makes, has made or proposes to MKS an unsolicited, bona fide written Acquisition Proposal that did not result from a breach of this Section 7.1 or any breach of any confidentiality or standstill agreement or restriction in favour of MKS by the Person making such Acquisition Proposal, and (x) the MKS Board determines, in its good faith judgment, after consultation with its financial advisors and external legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, and (y) in the opinion of the MKS Board, in its good faith judgment and after consultation with its financial and external legal counsel, the failure to provide such Person with access to information regarding MKS and the MKS Subsidiaries would be inconsistent with the fiduciary duties of the MKS Board, then, and only in such case, MKS may (i) enter into, participate, facilitate, encourage and maintain discussions or negotiations with, and otherwise co-operate with or assist, the Person making such Acquisition Proposal, and (ii) provide such Person with access to information regarding MKS and the MKS Subsidiaries in response to requests for information by such Person for a period of review not to exceed the Restricted Period, subject only to the execution of a confidentiality and standstill agreement which is customary in such situations and which, in any event and taken as a whole, is no less favourable to MKS and no less restrictive to such Person than the Confidentiality Agreement (disregarding, and in no event must such confidentiality agreement contain, any provision set forth in the amendment to the Confidentiality Agreement dated March 7, 2011); provided however that the confidentiality and standstill agreement may permit the Person making the Acquisition Proposal to propose confidentially to the MKS Board any amendment to such Acquisition Proposal with the permission of the MKS Board and provided further that MKS sends a copy of any such confidentiality and standstill agreement to PTC promptly upon its execution and PTC is provided with a list of, and, at the request of PTC, copies of, the information provided to such Person and, concurrently with such information being provided to such Person, provided with access to similar information to which such Person was provided and which was not previously provided to PTC. Any such confidentiality and standstill agreement may not include any provision calling for an exclusive right to negotiate with MKS during the period in which this Agreement is in force and may not restrict MKS or any MKS Subsidiary from complying with this Section 7.1. In no event shall MKS provide to any Person any documents, information or materials provided to MKS by PTC.

(e)	(I) Subject to Subsection 7.1(e)(II), MKS agrees that it will not accept, approve, endorse, recommend or enter into any agreement, understanding or arrangement (a “Proposed Agreement”), other than a confidentiality and standstill agreement as contemplated by Subsection 7.1(d) with any Person providing for or to facilitate any Acquisition Proposal unless:

(i)	the MKS Board determines in its good faith judgment, after consultation with its financial advisors and external legal counsel, that the Acquisition Proposal constitutes a Superior Proposal;

(ii)	the MKS Common Shareholder Approval has not been obtained;

(iii)	MKS has complied with Subsections 7.1(a) through 7.1(d) inclusive;

(iv)	MKS has provided PTC with a notice in writing that there is a Superior Proposal together with all documentation related to and detailing the Superior Proposal, including a copy of any Proposed Agreement relating to such Superior Proposal, and a written notice from the MKS Board regarding the value in financial terms that the MKS Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal, such documents to be so provided to PTC not less than five business days prior to the proposed acceptance, approval, endorsement or recommendation or execution of the Proposed Agreement by MKS;

(v)	Five business days shall have elapsed from the date PTC received the notice and documentation referred to in Subsection 7.1(e)(I)(iv) from MKS (such five business day period being referred to herein as the “Matching Period”) and, if PTC has proposed to amend the terms of the Arrangement in accordance with Subsection 7.1(f), the MKS Board shall have determined in its good faith judgment, after consultation with its financial advisors and external legal counsel, that the Acquisition Proposal is a Superior Proposal compared to the Arrangement as the same would be amended by the proposed amendment to the terms of the Arrangement by PTC;

(vi)	MKS concurrently terminates this Agreement pursuant to Subsection 8.2(a)(iv)(B) and contemporaneously enters into the Proposed Agreement with respect to such Superior Proposal; and

(vii)	MKS has previously, or concurrently will have, paid to PTC the MKS Termination Payment;

and MKS further agrees that it will not withdraw, modify or qualify (or publicly propose to withdraw, modify or qualify) in any manner adverse to PTC the approval or recommendation of the Arrangement, nor accept, approve or recommend any Acquisition Proposal (other than the Arrangement) unless the requirements of Subsections 7.1(e)(I)(i) through 7.1(e)(I)(v) have been satisfied.

(II) Notwithstanding the foregoing, MKS shall be permitted to negotiate, accept, approve and enter into a Proposed Agreement to proceed with a Superior Proposal, but only if:

(A)	all of the terms and conditions of the Proposed Agreement shall only become effective, binding and enforceable on and against MKS upon any termination of this Agreement in accordance with its terms, provided that the terms and conditions of the Proposed Agreement may be effective, binding and enforceable on and against the other parties thereto upon and after execution thereof,

(B)	the requirements of Subsection 7.1(e)(I)(i) to (iii) have been complied with,

(C)	contemporaneously with entering into such Proposed Agreement, MKS provides the notice to PTC contemplated in Subsection 7.1(e)(I)(iv), and

(D)	the Proposed Agreement shall provide that it is null and void and deemed never to have been delivered if the MKS Board enters into an amended agreement with PTC as contemplated by Subsection 7.1(f);

provided that, notwithstanding MKS has entered into a Proposed Agreement contemplated by this Subsection 7.1(e)(II) in respect of a Superior Proposal, MKS shall comply with the requirements of Subsection 7.1(e)(I)(v) and Subsection 7.1(f).

(f)

MKS acknowledges and agrees that, during the five business day periods referred to in Subsections 7.1(e)(I)(iv) and 7.1(e)(I)(v) or such longer period as MKS may approve for such purpose, PTC shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement and the Plan of Arrangement in writing and MKS shall co-operate with PTC with respect thereto, including negotiating in good faith with PTC to enable PTC to make such amendments to the terms and conditions of this Agreement and the Plan of Arrangement as PTC deems appropriate and as would enable PTC to proceed with the Arrangement and any related transactions on such amended terms. The MKS Board will review any written proposal by PTC to amend the terms of the Arrangement in order to determine, in good faith in the exercise of its fiduciary duties, whether PTC’s proposal to amend the Arrangement would result in the Acquisition Proposal not being a Superior Proposal compared to the Arrangement as the same would be amended by the proposed amendment to the terms of the Arrangement. If the

MKS Board so determines, MKS shall enter into an amended agreement with PTC reflecting such proposed written amendments.

(g)	The MKS Board shall promptly reaffirm its recommendation of the Arrangement by press release after: (x) any Acquisition Proposal which the MKS Board determines not to be a Superior Proposal is publicly announced or made; or (y) the MKS Board determines that a proposed amendment by PTC to the terms of the Arrangement would result in the Acquisition Proposal which has been publicly announced or made not being a Superior Proposal, and PTC has so amended the terms of the Arrangement and the Parties have entered into an amendment to this Agreement. Subject to applicable Law, PTC and its counsel shall be given reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by MKS, acting reasonably.

(h)

Nothing in this Agreement shall prevent the MKS Board from (A) responding through a directors’ circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal, provided, however, that, notwithstanding the MKS Board shall be permitted to make such response, the MKS Board shall not be permitted to take, agree or resolve to take any action prohibited by Subsections 7.1(a)(iii) or (iv) except as expressly permitted by Subsections 7.1(d) and (e). PTC and its counsel shall be given reasonable opportunity to review and comment on the form and content of any such response, recognizing that whether or not such comments are appropriate will be determined by MKS, acting reasonably, and (B) calling, in accordance with applicable Law, a meeting of the MKS Common Shareholders requisitioned in compliance with the OBCA by one or more MKS Common Shareholders provided that such requisitioned meeting may only occur after the MKS Meeting and the MKS Board will not, subject to the prior written consent of PTC to the contrary, call such requisitioned meeting prior to the date which is 20 calendar days from the date of receipt of the requisition by MKS (or the business day immediately preceding such 20th calendar day if that calendar day is not a business day). Further, nothing in this Agreement shall prevent the MKS Board from making any disclosure to the securityholders of MKS if the MKS Board determines in its good faith judgment after consultation with its external legal counsel that the failure to make such disclosure would be inconsistent with the fiduciary duties of the MKS Board or such disclosure is otherwise required under applicable Law or stock exchange rules, provided, however, that, notwithstanding the MKS Board shall be permitted to make such disclosure, the MKS Board shall not be permitted to take, agree or resolve to take any action prohibited by Subsections 7.1(a)(iii) or (iv) except as expressly permitted by Subsections 7.1(d) and (e). PTC and its counsel shall be given reasonable opportunity to review and comment on the form and content of any such response or disclosure, recognizing that whether or not such comments are appropriate will be determined by MKS, acting reasonably.

(i)

MKS acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 7.1 and PTC shall be afforded a new five business day period in which to exercise its rights pursuant to Subsection 7.1(f) in respect of each such Acquisition Proposal. For greater certainty, each such successive modification shall not constitute a new Acquisition Proposal for purposes of Subsection 7.1(d) and, in any event, shall not give rise to an additional Restricted Period or extend a Restricted Period that has previously commenced pursuant to Subsection 7.1(d).

(j)	MKS shall ensure that the officers, directors and employees of MKS and the MKS Subsidiaries and any investment bankers or other advisors or representatives retained by MKS and/or a MKS Subsidiary in connection with the transactions contemplated by this Agreement are aware of the provisions of this Section, and MKS shall be responsible for any breach of this Section 7.1 by such officers, directors, employees, investment bankers, advisors or representatives.

(k)	If MKS provides PTC with the notice of a Superior Proposal contemplated in Subsection 7.1(e)(I)(iv) on a date that is less than five business days prior to the MKS Meeting, if requested by PTC, MKS shall adjourn the MKS Meeting to a date that is not less than five business days and not more than eight business days after the date of such notice, provided, however, that the MKS Meeting shall not be adjourned or postponed to a date later than the seventh (7) business day prior to the Outside Date.

7.2	Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Law and the terms of any Contracts, MKS shall, and shall cause its representatives to afford to PTC and to representatives of PTC such access as PTC may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to its officers, employees, agents, advisors, consultants, properties, assets, books, records and Contracts, and shall furnish PTC with all data and information as PTC may reasonably request. PTC acknowledges and agrees that information furnished pursuant to this Section 7.2 shall be subject to the terms and conditions of the Confidentiality Agreement. PTC agrees that MKS may have a representative present at any interview or meeting with any employee or Governmental Entity.

7.3	Notices of Certain Events

(a)	Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement pursuant to its terms and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(i)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time (provided that this paragraph (a) shall not apply in the case of any event or state of facts resulting from the actions or omissions of a Party which are required under this Agreement); or

(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Time,

provided, however, that the delivery of any notice pursuant to this Section 7.3 shall not limit or otherwise affect the remedies available hereunder to the Party receiving that notice.

(b)	PTC may not elect not to complete the transactions contemplated hereby pursuant to the conditions set forth herein or any termination rights arising therefrom under Subsection 8.2(a)(iii)(B) and no payments are payable as a result of such termination pursuant to Section 8.3 unless, prior to the Effective Date, PTC has delivered a written notice to MKS specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which PTC is asserting as the basis for the non-fulfillment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that MKS is proceeding diligently to cure such matter and such matter is capable of being cured, PTC may not terminate this Agreement until the earlier of the Outside Date and the expiration of a period of 10 business days from such notice.

7.4	Insurance and Indemnification

(a)	Prior to the Effective Time, MKS shall obtain and pay for “tail” insurance policies with a claims period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as MKS’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with benefits and levels of coverage not less favourable than those provided under MKS’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If MKS or PTC for any reason fail to obtain such “tail” insurance policies as of the Effective Time, for a period of six years after the Effective Time, PTC will, or will cause MKS and/or its successors to, maintain in effect directors’ and officers’ liability insurance covering those persons who are currently covered by MKS’s directors’ and officers’ liability insurance policy with respect to claims arising from facts or events that occurred on or before the Effective Time on terms comparable (and no less favourable) to those applicable to the current directors and officers of MKS or any MKS Subsidiary.

(b)

From and after the Effective Time, PTC will fulfill, and will cause MKS and/or its successors to fulfill and honour in all respects its obligations pursuant to any indemnification agreements between MKS and the present and former directors or officers of MKS or any Subsidiary thereof in effect immediately prior to the Effective Time to the extent that they are disclosed in Schedule 7.4(b) to the MKS Disclosure Letter and any indemnification provision under the articles or by-laws of MKS or applicable Laws, in each case, as in effect on the date hereof and permitted by applicable Laws. PTC shall cause MKS and/or its successors to not amend, repeal or otherwise modify the provisions with respect to exculpation and indemnification contained in the articles or by-laws of MKS as in effect on the date hereof for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, prior to the Effective Time, were directors or officers of MKS.

(c)	The provisions of this Section 7.4 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, MKS hereby confirms that it is acting as agent on their behalf. Furthermore, this Section 7.4 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six (6) years.

ARTICLE 8

TERM, TERMINATION, AMENDMENT AND WAIVER

8.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2	Termination

(a)	This Agreement may be terminated at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution by the MKS Common Shareholders and/or by the Court, as applicable):

(i)	by mutual written agreement of MKS and PTC;

(ii)	by either MKS or PTC, if:

(A)	the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Subsection 8.2(a)(ii)(A) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been a principal cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(B)	after the date hereof, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins MKS or PTC from consummating the Arrangement and such applicable Law or enjoinment shall have become final and non-appealable;

(C)	the MKS Meeting shall have been held and the MKS Common Shareholder Approval shall not have been obtained at the MKS Meeting or at any adjournment or postponement thereof in accordance with the Interim Order.

(iii)	by PTC, if:

(A)	prior to the Effective Time: (1) the MKS Board fails to unanimously recommend the Arrangement in the MKS Circular or shall have effected a MKS Change in Recommendation; (2) PTC requests in writing that the MKS Board reaffirm its recommendation that MKS Common Shareholders vote in favour of the Arrangement Resolution and the MKS Board shall not have done so by the fifth business day following receipt of such request (and in any case prior to the MKS Meeting) (it being understood and agreed that publicly taking no position or a neutral position with respect to the Arrangement Resolution until the fifth business day following receipt of an Acquisition Proposal shall not, and shall be deemed not to, be a failure to re-affirm such recommendation); or (3) MKS shall have breached Section 7.1 in any material respect;

(B)	subject to Section 7.3, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of MKS set forth in this Agreement shall have occurred that would cause the conditions set forth in Subsection 6.2(a) or Subsection 6.2(b) not to be satisfied, and such conditions are incapable of being satisfied by the earlier of (A) 30 days following PTC’s delivery of written notice of such breach and (B) the Outside Date, provided that PTC is not then in breach of this Agreement;

(C)	PTC has been notified in writing by MKS of a Proposed Agreement in accordance with Subsection 7.1(e)(I)(iv) (including as contemplated in Subsection 7.1(e)(II)(C)), and either: (i) PTC does not deliver an amended Arrangement proposal within five business days of receipt by PTC of the Proposed Agreement , provided that PTC will not be entitled to terminate this Agreement pursuant to this Subsection 8.2(a)(iii)(C)(i) unless and until such five business day period has expired; or (ii) PTC delivers an amended Arrangement proposal pursuant to Subsection 7.1(f) but the MKS Board determines, in good faith and in the exercise of its fiduciary duties, that the Acquisition Proposal provided in the Proposed Agreement continues to be a Superior Proposal in comparison to the amended Arrangement terms offered by PTC; or

(D)	there shall have occurred after the date hereof up to and including the Effective Date, a MKS Material Adverse Effect, provided that PTC has delivered to MKS written notice of such MKS Material Adverse Effect, 30 days have elapsed since receipt by MKS of such notice and such MKS Material Adverse Effect has not been cured.

(iv)	by MKS, if:

(A)	subject to Section 7.3, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of PTC set forth in this Agreement shall have occurred that would cause the conditions set forth in Subsection 6.3(a) or Subsection 6.3(b) not to be satisfied, and such conditions are incapable of being satisfied by the earlier of (A) 30 days following MKS’s delivery of written notice of such breach and (B) the Outside Date provided that MKS is not then in breach of this Agreement; or

(B)	it enters into a binding written agreement with respect to a Superior Proposal (other than (I) a confidentiality and standstill agreement permitted by Subsection 7.1(d) and (II) any Proposed Agreement contemplated by Subsection 7.1(e)(II) but, in the case of any such Proposed Agreement, only until the expiry of the Matching Period after which the proviso in this clause (II) will no longer apply and MKS will be entitled to terminate this Agreement in accordance with this Subsection 8.2(a)(iv)(B) without reference to such proviso), subject to compliance with Section 7.1 and provided that no termination under this Subsection 8.2(a)(iv)(B) shall be effective unless and until MKS shall have paid to PTC the amount required to be paid pursuant to Section 8.3.

(b)	The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Subsection 8.2(a)(i)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

(c)	If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that the provisions of Subsections 5.5(a) and (b), this Subsection 8.2(c) and Sections 8.3, 9.3, 9.6 and 9.7 and all related definitions set forth in Section 1.1 and the provisions of Confidentiality Agreement shall survive any termination hereof pursuant to Subsection 8.2(a).

8.3	Expenses and Termination Payments

(a)	Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

(b)	For the purposes of this Agreement:

(i)	“Payment” means a MKS Expense Payment or MKS Termination Payment;

(ii)	“MKS Expense Payment” means an amount equal to $1.46 million; and

(iii)	“MKS Termination Payment” means an amount equal to $11.55 million.

(c)	For the purposes of this Agreement, “MKS Termination Payment Event” means the termination of this Agreement:

(i)	by PTC pursuant to Subsection 8.2(a)(iii)(A) or Subsection 8.2(a)(iii)(C), in either case prior to the MKS Meeting;

(ii)	by PTC pursuant to Subsection 8.2(a)(iii)(B) due to the intentional and material breach or fraud of MKS;

(iii)	by MKS pursuant to Subsection 8.2(a)(iv)(B); or

(iv)	by either Party pursuant to Subsection 8.2(a)(ii)(A) or by either Party pursuant to Subsection 8.2(a)(ii)(C), but only if, in these termination events, (x) prior to such termination a bona fide Acquisition Proposal for MKS shall have been made or publicly announced by any Person other than PTC and (y) within twelve months following the date of such termination, MKS or one or more of the MKS Subsidiaries (A) enters into a definitive agreement in respect of one or more Acquisition Proposals (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (x) above) provided that at least one of such Acquisition Proposals is consummated (whether or not in such twelve month period) or (B) there shall have been consummated one or more Acquisition Proposals (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (x) above) for MKS; provided that, MKS shall be entitled to deduct from the MKS Termination Payment an amount equal to the MKS Expense Payment if any such fee was paid to PTC and provided further that, for the purpose of this Subsection 8.3(c)(iv), all references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”.

If a MKS Termination Payment Event occurs, MKS shall pay the MKS Termination Payment to PTC by wire transfer of immediately available funds, as follows:

(A)	if the MKS Termination Payment is payable pursuant to Subsection 8.3(c)(iv), the MKS Termination Payment shall be payable concurrently upon the consummation of the Acquisition Proposal referred to therein, and any MKS Expense Payment paid shall be credited towards payment of the MKS Termination Payment;

(B)	if the MKS Termination Payment is payable pursuant to Subsection 8.3(c)(i) or 8.3(c)(ii), the MKS Termination Payment shall be payable within two (2) business days following such termination; or

(C)	if the MKS Termination Payment is payable pursuant to Subsection 8.3(c)(iii), the MKS Termination Payment shall be payable prior to or simultaneously with such termination.

(d)	For the purposes of this Agreement, “MKS Expense Payment Event” means the termination of this Agreement:

(i)	by PTC or MKS pursuant to Subsection 8.2(a)(ii)(C); or

(ii)	by PTC pursuant to Subsection 8.2(a)(iii)(B) other than due to the intentional and material breach or fraud of MKS.

If a MKS Expense Payment Event occurs, MKS shall pay the MKS Expense Payment to PTC by wire transfer of immediately available funds within two (2) business days following such termination.

(e)	Each of the Parties acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. MKS acknowledges that all of the payment amounts set out in this Section 8.3 are payments of liquidated damages which are a genuine pre-estimate of the damages which PTC will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. MKS irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, PTC agrees that, upon any termination of this Agreement under circumstances where PTC is entitled to a Payment and such Payment is paid in full, PTC shall be precluded from any other remedy against MKS at Law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against MKS or any MKS Subsidiary or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective representatives in connection with this Agreement or the transactions contemplated hereby, provided however, that payment by MKS of a Payment shall not be in lieu of any damages or any other payment or remedy available in the event of any wilful and intentional breach by MKS of any of its obligations under this Agreement.

(f)	Nothing in this Section 8.3 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement, the Confidentiality Agreement or the Plan of Arrangement or to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

(g)	In no event shall the MKS Termination Payment be payable more than once.

8.4	Amendment

Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the MKS Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties without further notice to or Authorization on the part of the MKS Common Shareholders, and any such amendment may without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

8.5	Waiver

Any Party may (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing by an authorized officer of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 9

GENERAL PROVISIONS

9.1	Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the “Transaction Personal Information”). PTC shall not disclose Transaction Personal Information to any Person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If PTC completes the transactions contemplated by this Agreement, PTC shall not, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information:

(a)	for purposes other than those for which such Transaction Personal Information was collected by MKS prior to the Effective Date; and

(b)	which does not relate directly to the carrying on of the business of MKS or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

PTC shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. PTC shall cause its advisors to observe the terms of this Section 9.1 and to protect and safeguard Transaction Personal Information in their possession. If this Agreement shall be terminated, PTC shall promptly deliver to MKS all

Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof, except, unless prohibited by applicable Law, for electronic backup copies made automatically in accordance with the usual backup procedures of PTC.

9.2	Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a business day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a business day then the notice shall be deemed to have been given and received on the next business day. Notice shall be sufficiently given if delivered (either in Person, by courier service or other personal method of delivery), or if transmitted by facsimile or email to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to PTC or Acquireco at:

140 Kendrick Street

Needham, MA

United States 02494

Attention:	Iain Michel, Senior Vice President, Corporate Development
Facsimile:	(781) 370-5662
Email:	imichel@ptc.com

with a copy

Attention:	Aaron von Staats, Corporate Vice President, General Counsel & Secretary
Facsimile:	(781) 370-5735
Email:	avstaats@ptc.com

with a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP

Suite 1900, 340 Albert Street

Ottawa, Ontario K1R 7Y6

Attention:	Elizabeth Walker
Facsimile:	(613) 787-1060
Email:	ewalker@osler.com

(b)	if to MKS:

410 Albert Street

Waterloo, Ontario N2L 3V3

Attention:	General Counsel
Facsimile:	(519) 884-2258
Email:	larry.wasylishyn@mks.com

with a copy (which shall not constitute notice) to:

McCarthy Tétrault LLP Box 48, Suite 5300 Toronto Dominion Bank Tower Toronto, ON M5K 1E6

Attention:	Jonathan Grant
Facsimile:	(416) 601-7604
Email:	jgrant@mccarthy.ca

9.3	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of Ontario and the Laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Arrangement and waives any defences to the maintenance of an action in the Courts of the Province of Ontario.

9.4	Appointment of Agent for Service

PTC nominates, constitutes and appoints Osler Hoskin & Harcourt LLP, Barristers and Solicitors, of the City of Ottawa, its true and lawful agent to accept service of process and to receive all lawful notices in respect of any action arising under this Agreement (other than any notice that is to be given by one party to another pursuant to Section 9.2). Until due and lawful notice of the appointment of another and subsequent agent in the Province of Ontario has been given to and accepted by MKS, service of process or of papers and such notices upon PTC will be accepted by Osler Hoskin & Harcourt LLP (at the address set forth in Section 9.2) as sufficient service.

9.5	Time of Essence

Time shall be of the essence in this Agreement.

9.6	Entire Agreement, Binding Effect and Assignment

This Agreement (including the exhibits and schedules hereto), the MKS Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Parties.

9.7	No Liability

No director or officer of PTC shall have any personal liability whatsoever to MKS under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of PTC. No director or officer of MKS in his or her capacity as a director or officer of MKS shall have any personal liability whatsoever to PTC or Acquireco under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of MKS and the Parties agree that the provisions of this sentence are intended for the benefit of, and shall be enforceable by, each director and officer of MKS, his or her heirs and his or her legal representatives and, for such purpose, MKS hereby confirms that it is acting as agent on their behalf, and this Section 9.7 shall survive termination of this Agreement as a result of the occurrence of the Effective Date.

9.8	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.9	Rules of Construction

The Parties to this Agreement waive the application of any applicable Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

9.10	Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF PTC, Acquireco and MKS have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PARAMETRIC TECHNOLOGY CORPORATION

By:	/s/ James E. Hepplemann
Name: James E. Hepplemann
Title: President & Chief Executive Officer

PTC NS ULC

By:	/s/ Jeffrey D. Glidden
Name: Jeffrey D. Glidden
Title: President

MKS INC.

By:	/s/ Gerald S. Hurlow
Name: Gerald S. Hurlow
Title: Lead Director

[Signature Page – Arrangement Agreement]

SCHEDULE A

PLAN OF ARRANGEMENT

UNDER SECTION 182 OF THE

BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, capitalized terms used but not defined shall have the meanings ascribed to them below:

“Acquireco” means an unlimited liability company incorporated under the laws of Nova Scotia that, immediately prior to the Effective Time, is an indirect wholly-owned Subsidiary of PTC;

“Arrangement” means the arrangement of MKS under Section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.4 of the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order;

“Arrangement Agreement” means the arrangement agreement dated as of April 6, 2011 between PTC, Acquireco and MKS, as amended, amended and restated or supplemented prior to the Effective Date;

“Arrangement Resolution” means the special resolution of the MKS Common Shareholders approving the Plan of Arrangement which is to be considered at the MKS Meeting, and any amendments or variations thereto made in accordance with the provisions of this Agreement or made at the direction of the Court in the Interim Order;

“Articles of Arrangement” means the articles of arrangement of MKS to be filed with the Director in compliance with the OBCA after the Final Order is made, which shall be in form and content satisfactory to both MKS and PTC, each acting reasonably;

“business day” means any day other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Boston, Massachusetts;

“Consideration” means the cash consideration to be received by the MKS Common Shareholders pursuant to this Plan of Arrangement as consideration for each MKS Common Share outstanding immediately prior to the Effective Time, consisting of $26.20 cash per MKS Common Share;

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Currency Exchange Rate” means the daily noon rate of exchange on the Effective Date for United States dollars expressed in Canadian dollars as reported by the Bank of Canada or, in the event such daily noon rate of exchange is not available, such rate of exchange on such date for United States dollars expressed in Canadian dollars as may be deemed by PTC to be appropriate for such purpose;

“Depositary” means any trust company, bank or financial institution agreed to in writing among the Parties for the purpose of, among other things, distributing the Consideration to MKS Common Shareholders and such amount of cash to holders of MKS Options and MKS RSUs as they are entitled to under the Arrangement, each in accordance with this Plan of Arrangement;

“Director” means the Director appointed pursuant to Section 278 of the OBCA acting under the OBCA;

“Dissent Right” shall have the meaning ascribed thereto in Subsection 4.1(a);

“Dissenting Shareholder” means a registered holder of MKS Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for its MKS Common Shares;

“Dissenting Shares” means MKS Common Shares held by a Dissenting Shareholder who has demanded and perfected Dissent Rights in respect of the MKS Common Shares in accordance with the Interim Order and who, as of the Effective Time, has not effectively withdrawn or lost such Dissent Rights;

“Effective Date” means the date the Arrangement becomes effective under the OBCA;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

“Exchange Ratio” means an amount, rounded to four (4) decimal places, determined by dividing (i) $26.20 by (ii) the product of the PTC VWAP multiplied by the Currency Exchange Rate;

“Final Order” means the final order of the Court pursuant to Section 182(5)(f) of the OBCA, in a form acceptable to MKS and PTC, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both MKS and PTC, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, the final order of the Court on appeal approving the Arrangement or affirming or amending the order of the Court approving the Arrangement in a form acceptable to MKS and PTC each acting reasonably;

“final proscription date” shall have the meaning ascribed thereto in Section 5.4;

“Former MKS Common Shareholders” means, at and following the Effective Time, the registered holders of MKS Common Shares immediately prior to the Effective Time;

“Interim Order” means the interim order of the Court made pursuant to Section 182(5) of the OBCA, in a form acceptable to both MKS and PTC, each acting reasonably, providing for, among other things, the calling and holding of the MKS Meeting, as the same may be amended by the Court with the consent of both MKS and PTC, each acting reasonably;

“IRC” means the United States Internal Revenue Code of 1986, as amended;

“Letter of Transmittal” means the letter of transmittal to be forwarded by MKS to MKS Common Shareholders together with the MKS Circular or such other equivalent form of letter of transmittal acceptable to PTC acting reasonably;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“MKS” means MKS Inc., a corporation existing under the OBCA;

“MKS Common Shareholders” means the registered and beneficial holders of the MKS Common Shares;

“MKS Common Shares” means the common shares in the authorized capital of MKS;

“MKS Meeting” means the special meeting of MKS Common Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the MKS Circular (as agreed to with the prior written consent of PTC, such consent not to be unreasonably withheld or delayed);

“MKS Shareholder Rights Plan” means the Shareholder Rights Plan Agreement dated June 23, 2008 between MKS and CIBC Mellon Trust Company, as rights agent, as approved by the MKS Common Shareholders on August 28, 2008, as amended from time to time;

“OBCA” means the Business Corporations Act (Ontario) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time; and

“Parties” means MKS, PTC and Acquireco, and “Party” means any of them;

“Post-Exchange Option Value” has the meaning ascribed thereto in Subsection 3.1(g)(i);

“Pre-Exchange Option Value” has the meaning ascribed thereto in Subsection 3.1(g)(i);

“PTC” means Parametric Technology Corporation, a corporation existing under the laws of the Commonwealth of Massachusetts;

“PTC Shares” means the shares of common stock, par value US$0.01 per share, of PTC;

“PTC VWAP” means the volume weighted average of the daily volume weighted average trading prices of the PTC Shares on NASDAQ for the 10 trading days ending on the trading day prior to the date of the Arrangement Agreement;

“Replacement Option” has the meaning ascribed thereto in Subsection 3.1(g);

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Unvested MKS Option” means each MKS Option which, pursuant to its terms and the terms of the MKS Stock Option Plan pursuant to which such MKS Option was granted, has not vested at the date of this Agreement and will not vest prior to the Effective Time;

“Vested MKS Option” means each MKS Option which, pursuant to its terms and the terms of the MKS Stock Option Plan pursuant to which such MKS Option was granted, has vested at the date of this Agreement or will vest before the Effective Time.

In addition, words and phrases used herein and defined in the OBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the OBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5	Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful currency of Canada.

1.7	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Toronto, Ontario unless otherwise stipulated herein.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2	Binding Effect

At the Effective Time, this Plan of Arrangement shall be binding on:

(a)	MKS;

(b)	PTC;

(c)	Acquireco;

(d)	all registered and beneficial holders of MKS Common Shares, including Dissenting Shareholders;

(e)	all holders of MKS Options and MKS RSUs;

(f)	the registrar and transfer agent in respect of the MKS Common Shares;

(g)	the Depositary; and

(h)	the trustee of the trust under the MKS RSU Plan (and any agent thereof).

ARTICLE 3

ARRANGEMENT

3.1	Arrangement

At the Effective Time, except as otherwise noted herein, the following shall occur and shall be deemed to occur sequentially, in the following order, without any further act or formality required on the part of any person, in each case effective as at five minute intervals starting at the Effective Time:

(a)	the MKS Shareholder Rights Plan shall be terminated and shall be of no further force or effect;

(b)

each Vested MKS Option that is outstanding and has not been duly exercised prior to the Effective Time, without any further action on behalf of any holder of such Vested MKS Option and without any payment except as provided in this

Plan of Arrangement, and subject to (for greater certainty) applicable withholdings in accordance with Section 5.3, shall be transferred by the holder thereof to MKS in consideration for a cash payment by MKS equal to the product obtained by multiplying the amount by which the Consideration per MKS Common Share exceeds (i) the exercise price of such Vested MKS Option, for a Vested MKS Option denominated in Canadian dollars and (ii) the exercise price of such Vested MKS Option multiplied by the Currency Exchange Rate for a Vested MKS Option denominated in U.S. dollars, by, in each case, the number of MKS Common Shares underlying each such Vested MKS Option. Each Vested MKS Option issued and outstanding immediately prior to the Effective Time shall thereafter be immediately cancelled and the holder thereof shall thereafter have only the right to receive the consideration to which such holder is entitled pursuant to this Subsection 3.1(b);

(c)	notwithstanding any contingent vesting provisions to which a MKS RSU might otherwise have been subject, and without any further action on behalf of any holder of such MKS RSU and without any payment except as provided in this Plan of Arrangement, each outstanding, unvested MKS RSU shall accelerate in accordance with the terms of the MKS RSU Plan and MKS shall, subject to (for greater certainty) applicable withholdings in accordance with Section 5.3, cause the trustee of the trust under the MKS RSU Plan to deliver to each holder of such an outstanding MKS RSU one MKS Common Share from the trust under the MKS RSU Plan. Each MKS RSU issued and outstanding immediately prior to the Effective Time shall thereafter be immediately cancelled and all MKS RSU agreements related thereto shall be immediately terminated and the holder thereof shall thereafter have only the right to receive the consideration to which such holder is entitled pursuant to this Subsection 3.1(c) (and as a holder of MKS Common Shares pursuant to Subsection 3.1(d)). The MKS RSU Plan shall be terminated and none of MKS, PTC, Acquireco or any of their affiliates shall have any liabilities or obligations with respect to such plan except pursuant to this Subsection 3.1(c);

(d)	each MKS Common Share (including MKS Common Shares transferred to former holders of MKS RSUs pursuant to in Subsection 3.1(c) but other than any MKS Common Shares in respect of which the MKS Common Shareholder has validly exercised his, her or its Dissent Right) shall be deemed to be transferred to Acquireco (free and clear of any Liens) in exchange for the Consideration, subject to Article 4 hereof;

(e)	each MKS Common Share in respect of which the MKS Common Shareholder has validly exercised his, her or its Dissent Right shall be directly transferred and assigned by such Dissenting Shareholder to Acquireco (free and clear of any Liens) in accordance with Article 4 hereof;

(f)	with respect to each MKS Common Share transferred and assigned in accordance with Subsection 3.1(d) or Subsection 3.1(e) hereto:

(i)	the registered holder thereof shall cease to be the registered holder of such MKS Common Share and the name of such registered holder shall be removed from the register of MKS Common Shareholders as of the Effective Time;

(ii)	the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such MKS Common Share in accordance with Subsection 3.1(d) or Subsection 3.1(e) hereto, as applicable; and

(iii)	Acquireco will be the holder of all of the outstanding MKS Common Shares and the register of MKS Common Shareholders shall be revised accordingly;

(g)	each Unvested MKS Option that is outstanding prior to the Effective Time, without any further action on behalf of any holder of such Unvested MKS Option, shall be exchanged for an option (a “Replacement Option”) to purchase from PTC the number of PTC Shares (rounded down to the nearest whole number of such shares) equal to the product obtained by multiplying (i) the Exchange Ratio by (ii) the number of MKS Shares subject to such Unvested MKS Option immediately prior to the Effective Time, and each holder of such exchanged Unvested MKS Option shall immediately become a holder of the number of Replacement Options to which such holder is entitled as a result of the exchange, and each such exchanged Unvested MKS Option shall be immediately cancelled. For each Unvested MKS Option, such Replacement Option shall provide for an exercise price per PTC Share (rounded up to the nearest whole cent) in United States dollars equal to (A) in respect of an Unvested MKS Option denominated in Canadian dollars: (i) the quotient obtained by dividing (x) the exercise price per MKS Common Share of such Unvested MKS Option immediately prior to the Effective Time by (y) the Exchange Ratio, divided by (ii) the Currency Exchange Rate; and (B) in respect of an Unvested MKS Option denominated in U.S. dollars: the quotient obtained by dividing (x) the exercise price per MKS Common Share of such Unvested MKS Option immediately prior to the Effective Time by (y) the Exchange Ratio.

Except as otherwise set out in this Subsection 3.1(g), each Replacement Option shall be governed by the terms and conditions of the MKS Stock Option Plan and any stock option agreement pursuant to which such MKS Option was granted (including, but not limited to, the term to expiry, conditions to and manner of exercising and vesting schedule), with any adjustments deemed to be made thereto as are necessary to ensure consistency with the provisions of this Subsection 3.1(g).

Notwithstanding the above provisions of this Subsection 3.1(g),

(i)

with respect to any Unvested MKS Option, if the directors of PTC determine in good faith that the excess of the aggregate fair market value of the PTC Shares subject to the Replacement Option immediately after the issuance of the Replacement Option over the aggregate option exercise price for such PTC Shares pursuant to the Replacement Option (such excess, referred to as the “Post-Exchange Option Value”) would otherwise exceed the excess of the aggregate fair market value of the MKS Shares subject to such MKS Option immediately before the issuance of the Replacement Option over the aggregate option exercise price for such MKS Shares pursuant to such MKS Option (such excess, referred to as the “Pre-Exchange Option Value”), the previous provisions in this Subsection 3.1(g) shall be modified, but only to the extent necessary and in a manner that does not otherwise adversely affect the holder of the Replacement Option, so that the Post-Exchange Option Value does not exceed the Pre-Exchange Option Value and provided that the Post-Exchange Option Value will not be less than the Pre-Exchange Option Value; and

(ii)	with respect only to an Unvested MKS Option that is held by a resident of the United States, the exercise price and the number of PTC Shares subject to a Replacement Option shall be determined in a manner consistent with the requirements of Section 409A of the IRC; provided, further, that in the case of any such Unvested MKS Option which was an incentive stock option (as defined in Section 422 of the IRC) immediately prior to the Effective Time, the exercise price, the number of PTC Shares and the terms and conditions of the Replacement Option shall be determined in a manner consistent with the requirements of Section 424(a) of the IRC.

ARTICLE 4

DISSENT RIGHTS

4.1	Rights of Dissent

(a)	Pursuant to the Interim Order, registered holders of MKS Common Shares may exercise rights of dissent (“Dissent Rights”) under Section 185 of the OBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to MKS Common Shares in connection with the Arrangement, provided that, notwithstanding Section 185(6) of the OBCA, the written notice setting forth the objection of such registered MKS Common Shareholder to the Arrangement contemplated by Section 185(6) of the OBCA and exercise of Dissent Rights must be received by MKS not later than 5:00 p.m. (Toronto time) on the business day that is two (2) business days before the MKS Meeting or any date to which the MKS Meeting may be postponed or adjourned and provided further that holders who exercise such Dissent Rights and who:

(i)	are ultimately entitled to be paid fair value for their MKS Common Shares, which fair value, notwithstanding anything to the contrary contained in the OBCA, shall be determined as of the close of business on the day before the Effective Date, shall be deemed to have transferred their MKS Common Shares to Acquireco (free and clear of any Liens) and Acquireco shall thereupon pay the amount therefor determined to be the fair value of such MKS Common Shares; and

(ii)	are ultimately not entitled, for any reason, to be paid fair value for their MKS Common Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a holder of MKS Common Shares that did not exercise Dissent Rights and shall be entitled to receive only the consideration contemplated in Subsection 3.1(d) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights;

(b)	In no circumstances shall MKS, PTC or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a registered holder of those MKS Common Shares in respect of which such rights are sought to be exercised; and

(c)	For greater certainty, in no case shall MKS, PTC or any other Person be required to recognize Dissenting Shareholders as holders of MKS Common Shares after the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the register of MKS Common Shareholders as of the Effective Time. In addition to any other restrictions under Section 185 of the OBCA and, for greater certainty, none of the following shall be entitled to exercise Dissent Rights: (i) holders of MKS Options; (ii) holders of MKS RSUs; and (iii) MKS Common Shareholders who vote, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution.

ARTICLE 5

DELIVERY OF CONSIDERATION

5.1	Delivery of Consideration

(a)	Prior the Effective Time, (i) Acquireco shall deposit or cause to be deposited with the Depositary, for the benefit of and in trust for holders of MKS Common Shares, the aggregate amount of cash payable under Subsections 3.1(d) and (e) (with the amount per MKS Common Share in respect of which Dissent Rights have been exercised being deemed to be equal to the Consideration for this purpose only); and (ii) MKS shall deposit or cause to be deposited with the Depositary, for the benefit of and in trust for holders of Vested MKS Options, the aggregate amount of cash required for payments in respect of the Vested MKS Options pursuant to Subsection 3.1(b). All such money shall be cash, denominated in Canadian dollars in same day funds payable at Toronto, Ontario. Such money shall not be used for any purpose except as provided in this Plan of Arrangement.

(b)

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding MKS Common Shares that were exchanged for cash in accordance with Subsection 3.1(d) hereof, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, the cash that such holder is entitled to receive in accordance with

Subsection 3.1(d) hereof, less any amounts withheld pursuant to Section 5.3 and any certificate so surrendered shall be cancelled. The cash deposited with the Depositary shall be held in an interest-bearing account and any interest earned on such funds shall be for the account of Acquireco.

(c)	After the Effective Time and until surrendered for cancellation as contemplated by Subsection 5.1(a) hereof, each certificate that immediately prior to the Effective Time represented one or more MKS Common Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with Subsection 3.1(d) hereof, less any amounts withheld pursuant to Section 5.3.

(d)	No holder of MKS Common Shares, MKS Options or MKS RSUs shall be entitled to receive any consideration with respect to such securities other than the consideration to which such holder is entitled to receive in accordance with Article 3 and this Section 5.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to the MKS Common Shares with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding MKS Common Shares.

5.2	Lost Certificates

If any certificate, that immediately prior to the Effective Time represented one or more outstanding MKS Common Shares that were exchanged for the Consideration in accordance with Section 3.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the Consideration that such holder is entitled to receive in accordance with Section 3.1 hereof. When authorizing such delivery of Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such Consideration is to be delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to PTC and the Depositary in such amount as PTC and the Depositary may direct, or otherwise indemnify PTC and the Depositary in a manner satisfactory to PTC and the Depositary, against any claim that may be made against PTC or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles and by-laws of Acquireco.

5.3	Withholding Rights

PTC, Acquireco and the Depositary shall be entitled to deduct and withhold from any amount payable to any Person under the Plan of Arrangement (including any amounts payable pursuant to Section 3.1) such amounts as PTC or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the IRC or any provision of any applicable federal, provincial, state, local or foreign tax Law or treaty, in each case, as amended.

To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former MKS Common Shareholder, or holder of Vested MKS Options as the case may be, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

5.4	Limitation and Proscription

Subject to applicable laws, to the extent that a Former MKS Common Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 hereof on or before the date that is six (6) years after the Effective Date (the “final proscription date”), then the Consideration that such Former MKS Common Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the Consideration to which such Former MKS Common Shareholder was entitled, shall be delivered to Acquireco by the Depositary and the Former MKS Common Shareholder shall cease to have any claim or interest of any kind or nature against or in MKS, Acquireco or PTC as of such final proscription date.

5.5	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens, charges, security interests, encumbrances, mortgages, hypothecs, restrictions, adverse claims or other claims of third parties of any kind.

5.6	Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all MKS Common Shares issued prior to the Effective Time, (ii) the rights and obligations of the registered holders of MKS Common Shares, and MKS, PTC, Acquireco, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any MKS Common Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6

AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)	PTC and MKS reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) agreed to in writing by PTC and MKS; (iii) filed with the Court and, if made following the MKS Meeting, approved by the Court; and (iv) communicated to holders or former holders of MKS Common Shares if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by MKS at any time prior to the MKS Meeting provided that PTC shall have consented thereto in writing, with or without any other prior notice or communication (other than as may be required under the Interim Order), and, if so proposed and accepted by the persons voting at the MKS Meeting, shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the MKS Meeting shall be effective only if: (i) it is consented to in writing by each of PTC and MKS; (ii) it is filed with the Court and (iii) if required by the Court, it is consented to by holders of the MKS Shares voting in the manner directed by the Court.

(d)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 7

FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out therein.

SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving MKS Inc., a corporation existing under the laws of Ontario (“MKS”), all as more particularly described and set forth in the Management Proxy Circular (the “Circular”) of MKS dated —, 2011, accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

2.	The plan of arrangement (the “Plan of Arrangement”), involving MKS and implementing the Arrangement, the full text of which is set out in Schedule A to the Arrangement Agreement (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

3.	The arrangement agreement (the “Arrangement Agreement”) among MKS, Parametric Technology Corporation and PTC NS ULC, dated April 6, 2011, and all the transactions contemplated therein, the actions of the directors of MKS in approving the Arrangement and the actions of the directors and officers of MKS in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4.	Notwithstanding that these resolutions have been passed (and the Arrangement approved) by the shareholders of MKS or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List), the directors of MKS are hereby authorized and empowered, without further notice to, or approval of, the securityholders of MKS:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.	Any director or officer of MKS is hereby authorized and directed for and on behalf of MKS to execute, whether under corporate seal of MKS or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the OBCA in accordance with the Arrangement Agreement for filing.

6.	Any one or more directors or officers of MKS is hereby authorized, for and on behalf and in the name of MKS, to execute and deliver, whether under corporate seal of MKS or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as such director or officer may determine to be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of MKS, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by MKS;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.